                                                FILED PURSUANT TO RULE 424(b)(3)
                                                              FILE NO. 333-71111


PRELIMINARY PROSPECTUS SUPPLEMENT
(To the prospectus dated February 5, 1999)  Subject to completion   May 30, 2001

--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement and the accompanying base       +
+prospectus is not complete and may be changed without notice. This prospectus + +supplement and the accompanying base prospectus are not an offer to sell + +these securities and Ferrellgas Partners, L.P. is not soliciting offers to + +buy these securities in any state where the offer or sale of these securities +
+is not permitted.                                                             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


4,500,000 Common Units

[FERRELLGAS PARTNERS, L.P. LOGO]
Ferrellgas Partners, L.P.

Representing Limited Partner Interests

--------------------------------------------------------------------------------

We are offering 4,500,000 common units representing limited partner interests with this prospectus supplement and the accompanying base prospectus.

Our common units are listed for trading on the New York Stock Exchange under the symbol "FGP." The last reported sale price of the common units on the New York Stock Exchange on May 25, 2001, was $21.10 per unit.

Before buying any common units you should read the discussion of material risks of investing in our common units in "Risk factors" beginning on page S-10 of this prospectus supplement and page 5 of the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                        Per Unit         Total
------------------------------------------------------------------------------
Public offering price                               $            $
------------------------------------------------------------------------------
Underwriting discounts and commissions              $            $
------------------------------------------------------------------------------
Proceeds, before expenses, to Ferrellgas Partners,
 L.P.                                               $            $

--------------------------------------------------------------------------------

The underwriters may also purchase up to 675,000 common units from us at the public offering price to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. Delivery
of the common units to investors will be made on or about      , 2001.

UBS Warburg
             Banc of America Securities LLC
                           Salomon Smith Barney
                                                                 Lehman Brothers

             The date of this prospectus supplement is      , 2001

Ferrellgas Partners, L.P.





                                     [MAP]

              The map above shows our approximately 600 retail locations that serve approximately 1,100,000 customers in 45 states.

You should rely only on the information contained in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying base prospectus, as well as the information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date. For purposes of this prospectus supplement and the accompanying base prospectus, unless the context otherwise indicates, when we refer to "us," "we," "our," or "ours," we describe Ferrellgas Partners, L.P. together with our subsidiaries, including Ferrellgas, L.P.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Prospectus supplement


Prospectus supplement summary....  S-1
The offering.....................  S-7
Summary historical consolidated
 financial and operating data....  S-8
Risk factors..................... S-10
Use of proceeds.................. S-13
Capitalization................... S-13
Price range of common units and
 cash distributions.............. S-14
Ratio of taxable income to cash
 distributions................... S-15
Recent tax developments.......... S-15
Underwriting..................... S-16
Experts.......................... S-18
Legal matters.................... S-18
Forward-looking statements....... S-18


Base prospectus

Who we are...........................    2
About this prospectus................    2
Where you can find more information..    3
Forward-looking statements...........    4
Risk factors.........................    5
Ferrellgas...........................   16
Conflicts of interest and fiduciary
 responsibilities....................   17
Ratio of earnings to fixed charges...   19
Description of units.................   20
Description of warrants..............   23
Description of debt securities.......   25
Tax considerations...................   35
Use of proceeds......................   49
Plan of distribution.................   49
Legal matters........................   50
Experts..............................   50

--------------------------------------------------------------------------------

Prospectus supplement summary

This document is in two parts. The first part is the prospectus supplement which describes our business and the specific terms of this offering. The second part is the base prospectus which gives more general information, some of which may not apply to this offering. If information varies between this prospectus supplement and the base prospectus, you should rely on the information in this prospectus supplement. You should carefully read the entire prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference to understand fully the terms of our common units, as well as the tax and other considerations that are important to you in making your investment decision. You should pay special attention to "Risk factors" beginning on page 5 of the accompanying base prospectus and "Risk factors" beginning on page S-10 of this prospectus supplement to determine whether an investment in our common units is appropriate for you.

OUR BUSINESS

We are engaged in the sale, distribution, marketing and trading of propane and other natural gas liquids in the United States. We believe that we are the largest retail marketer of propane in the United States, accounting for approximately 11% of the retail propane gallons sold. We currently serve approximately 1,100,000 residential, industrial/commercial and agricultural customers in 45 states through our nationwide network of approximately 600 retail locations. Our operations extend from coast to coast with concentrations in the Midwest, Southeast, Southwest and Northwest regions of the country. With our December 1999 acquisition of Thermogas LLC, we acquired over 180 retail locations primarily in the Midwest, complementing our historically strong presence in that region.

Our retail propane business consists principally of transporting propane to our retail distribution locations and then to tanks on our customers' premises, as well as to portable propane cylinders. For the fiscal year ended July 31, 2000, our gross profit was derived as follows:

 .63% from residential customers;
 .27% from industrial/commercial customers; and
 .10% from agricultural and other customers.

Recent operating results

For the fiscal quarter ended April 30, 2001, we had:
 .EBITDA of $65.2 million that represented a 71% increase from the same quarter of fiscal 2000; and
 .net income of $30.4 million that represented a $25.0 million increase from the same quarter of fiscal 2000.
For the twelve months ended April 30, 2001, we had:
 .EBITDA of $198.3 million that represented a 54% increase from the twelve months ended April 30, 2000; and .net income of $65.3 million that represented a $49.5 million increase from the twelve months ended April 30, 2000.

See "Summary historical consolidated financial and operating data" on page S-8 of this prospectus supplement for our definition of EBITDA. Our distributable cash flow for the twelve months ended April 30, 2001, was $127.9 million. The total cash distributions paid on all common units and general partner interests for the twelve months ended April 30, 2001, were $64.1 million. During these twelve months, the senior unitholders received distributions in additional senior units and not in cash. If the senior unitholders had received cash distributions instead of additional senior units, total cash distributions for the twelve months ended April 30, 2001, would have been $82.1 million.

Distributable cash flow is calculated as EBITDA less net cash interest expense, maintenance capital expenditures and other charges. Other charges include amounts incurred in connection with the restructuring of the senior units and the modifications to the common units held by Ferrell Companies, Inc. See "Recent modifications to our equity structure" beginning on page S-3 of this prospectus supplement.

Our history

We are a Delaware limited partnership that was formed in 1994 in connection with our initial public offering. Our operations began in 1939 as a single retail propane location in Atchison, Kansas. We have since grown to approximately 600 retail locations primarily through acquisitions. Our initial growth largely resulted from small acquisitions in rural areas of eastern Kansas, northern and central Missouri, Iowa, western Illinois, southern Minnesota, South Dakota and Texas. Since 1986, we have acquired more than 100 propane retailers. The three largest acquisitions were:

                                                                Estimated Retail
                                                                Gallons Acquired
Company                                           Date Acquired   (in millions)
--------------------------------------------------------------------------------
Vision Energy Resources.......................... November 1994        47
Skelgas Propane..................................      May 1996        93
Thermogas........................................ December 1999       270

For the twelve months ended April 30, 2001, our retail propane sales volumes were 965 million gallons, which includes a full year's contribution from the Thermogas acquisition. For our fiscal years ended July 31, 1998, 1999, and 2000, annual retail propane sales volumes were 660 million, 680 million and 847 million gallons, respectively.

Business strategy

Our business strategy is to manage our business in a manner that provides for a secure quarterly distribution to our unitholders and to continue to expand our operations and improve our financial performance.

We intend to execute this strategy by:

Using technology to improve operations. We are currently reviewing our key business processes to identify areas where we can use technology and process enhancements to improve our operations. Specifically, we intend to identify areas where we can reduce operating expenses on a per gallon basis and improve customer satisfaction in the near future. Our business processes under review include routing and scheduling of customer deliveries, customer administration and operational work flow.

Employing a disciplined acquisition strategy. We expect to continue the expansion of our customer base through the acquisition of other retail propane distributors. We intend to concentrate our acquisition activities in geographical areas near our existing operations, although we may pursue acquisitions that broaden our geographic coverage on a selected basis. We also intend to acquire propane retailers that can be efficiently combined with our existing operations to provide an attractive return on investment after taking into account the cost savings that may result from those combinations. Our goal is to improve the operations and profitability of the businesses we acquire by integrating them into our established national organization. We believe there are numerous retail propane distribution companies that are potential candidates for acquisition and that the geographic diversity of our operations helps to create many attractive acquisition opportunities. We continually seek and are presented with these types of acquisition opportunities. We intend to fund acquisitions through internal cash flow, external borrowings or the issuance of additional common units or other securities.

Achieving internal growth. We believe that we can also achieve growth within our existing propane operations. As a result of our industry leadership and implementation of more efficient operating standards, we believe that we have positioned ourselves to successfully compete for these growth opportunities. We currently have marketing programs that focus specific resources toward this internal growth.

Capitalizing on our national presence and economies of scale. We believe our national presence of approximately 600 retail locations and an estimated 11% market share gives us advantages over our competitors. These advantages include economies of scale in areas such as:
 .product procurement;
 .transportation;
 .fleet purchases;
 .customer administration; and
 .general administration.

Our national presence also allows us to be one of the few propane retailers that can competitively serve commercial customers on a nationwide basis. In addition, we believe that our presence in 45 states provides us more opportunities to make acquisitions that overlap with our existing operations and provide economies of scale in those markets. This was true with our acquisition of Thermogas in December 1999 where we had direct and indirect overlaps with over 70% of the 180 Thermogas retail locations acquired.

Aligning employee interests with our common unitholders. We have established an employee benefit plan that aligns the interests of our employees with those of our public common unitholders. Through the Ferrell Companies, Inc. Employee Stock Ownership Trust, our employees own approximately 57% of our outstanding common units, allowing them to participate directly in our overall success. This plan is unique in our industry and we believe the entrepreneurial culture fostered by our employee owners provides us with a distinct competitive advantage.

RECENT MODIFICATIONS TO OUR EQUITY STRUCTURE

On April 6, 2001, we completed a series of transactions in which we modified the structure of our outstanding senior units and increased the cash distribution coverage to our public common unitholders. In connection with these transactions, our Chairman and Chief Executive Officer, James E. Ferrell, purchased all of our outstanding senior units from The Williams Companies, Inc. We believe these changes, taken as a whole, are favorable to our public common unitholders.

Modification of senior units

There are currently approximately 4,888,234 senior units issued and outstanding. Based on the $40 senior unit liquidation preference, the total liquidation value of the senior units is approximately $196 million plus any accrued and unpaid distributions. Each senior unit entitles the holder to quarterly distributions from us equivalent to 10% per annum of the liquidation value per senior unit, or $4.00 per year.

We amended some of the terms of the senior units on April 6, 2001. Those amendments:
 .extended the date after which the senior units may be converted by the holder into common units from February 1, 2002, to December 31, 2005, absent the occurrence of a material event as defined in our partnership agreement; .changed the senior unit to common unit conversion ratio from 125% to 100% of the senior unit liquidation preference, plus accrued and unpaid distributions; .allow us to use $20 million of proceeds from sales of our units to reduce indebtedness after we have first used $40 million of those proceeds to redeem a portion of our senior units;
 .removed the provisions that allowed the holder to require conversion, transfer or registration of the senior units if the closing price of our common units was less than $7.50 per common unit or if we defaulted on some of our outstanding debt instruments;

 .replaced the monetary penalty for not making a required senior unit distribution with a provision that allows the holder to require conversion, transfer or registration of the senior units if a required senior unit distribution is not made; and
 .eliminated as of February 1, 2001, the right to make distributions on the senior units in additional senior units rather than in cash. The right to pay senior unitholders in kind rather than in cash originally continued until February 1, 2002.

These amendments eliminated the need to redeem all senior units prior to February 1, 2002. We believe the amendments will allow us to redeem the senior units with the proceeds of more orderly issuances of equity over which we control the timing. For the common unitholders, the changes to the terms of the senior units reduce the potential for significant dilution in the near future due to a conversion of the senior units. These amendments are reflected in our Third Amended and Restated Agreement of Limited Partnership.

We may redeem all or a portion of the senior units at any time prior to the date of conversion for cash at the senior unit redemption price, currently $40 per senior unit plus accrued and unpaid distributions. As discussed in "Use of proceeds" on page S-13 of this prospectus supplement, we intend to use the net proceeds from this offering to redeem a portion of the outstanding senior units.

Cash distribution support

As part of the transactions completed on April 6, 2001, Ferrell Companies granted us the ability to defer future distributions on the common units held by it up to an aggregate outstanding amount of $36 million. This ability to defer provides our public common unitholders additional distribution support for approximately five years.

We do not anticipate the need to defer distributions to Ferrell Companies, however this distribution support has been voluntarily provided to our public common unitholders by Ferrell Companies as a sign of confidence in our ability to continue future quarterly distributions to all investors. We have paid 26 consecutive quarterly distributions to all investors since our initial public offering in 1994, even during fiscal 1998 through fiscal 2000, a period that produced three of the warmest winters on record.

This new distribution support is available if our available cash is insufficient to pay all of our common unitholders the then current quarterly distribution during any fiscal quarter. In that instance, after payment of distributions on our senior units we would pay a distribution on the publicly-held common units first and then pay a distribution on the common units held by Ferrell Companies to the extent cash was still available. If the outstanding amount of deferred distributions were to reach $36 million, the common units held by Ferrell Companies would then be paid in the same manner as the publicly-held common units. After payment of all required distributions for any subsequent period, we will use remaining available cash to reduce any amount previously deferred on the common units held by Ferrell Companies. Reductions in amounts previously deferred will then again be available for future deferrals.

Our ability to defer the payment of a distribution on the common units held by Ferrell Companies will end on the earlier of:
 .December 31, 2005;
 .a change of control of our general partner, as defined in our partnership agreement;
 .our dissolution; or
 .when Ferrell Companies no longer owns any common units.

After the end of the period described above, distributions will be made on all common units equally, including those owned by Ferrell Companies. The period of deferral described above may not be changed in a manner adverse to our public common unitholders without the consent of the holders of a majority of the public common units. This majority consent would not include those common units held by Ferrell Companies.

Benefits to our public common unitholders

We believe these modifications to the terms of the senior units and the establishment of the new distribution support mechanism are beneficial to our public common unitholders. These benefits include:
 .distribution support for approximately the next five years;
 .the reduction of the senior unit to common unit conversion ratio from 125% to 100% of the senior unit liquidation preference, plus accrued and unpaid distributions;
 .Mr. Ferrell's commitment to our long-term success evidenced by his significant investment;
 .our ability to redeem the senior units with the proceeds of more orderly issuances of equity, the timing of which is controlled by us; and .a more attractive public equity currency for use in future acquisitions.

Our structure

Ferrellgas, L.P. is our subsidiary operating partnership and accounts for substantially all of our consolidated assets, sales and operating earnings, except for interest expense related to $160 million of the 9 3/8% senior secured notes we issued in April 1996. Both we and Ferrellgas, L.P. are Delaware limited partnerships that were formed in April 1994 in connection with our initial public offering. We are the sole limited partner of Ferrellgas, L.P. with a 99% limited partner interest.

Our general partner, Ferrellgas, Inc., performs all of our management functions. Ferrellgas, Inc. holds a 1% general partner interest in us and also owns an approximate 1% general partner interest in Ferrellgas, L.P.

The following chart depicts our ownership structure as of the date of this prospectus supplement. JEF Capital Management, Inc. is wholly owned by James E. Ferrell.





                             [Organizational Chart]

Ferrellgas, Inc. does not receive any management fee in connection with its management of us and Ferrellgas, L.P., and does not receive any remuneration for its services as general partner other than reimbursement for all direct and indirect expenses it incurs in connection with our operations. Our partnership agreement provides that Ferrellgas, Inc. shall determine the fees and expenses that are allocable to us in any reasonable manner determined by Ferrellgas, Inc. in its sole discretion.

The offering

Common units we are offering..........  4,500,000

Common units to be outstanding after    35,859,616
 the offering.........................

New York Stock Exchange symbol........  FGP

Use of proceeds.......................  Assuming an issue price of $21.10, the last reported sale price of a common
                                        unit on the New York Stock Exchange on
                                        May 25, 2001, we estimate that we will
                                        receive approximately $89.9 million
                                        from the sale of the common units after
                                        deducting underwriting discounts and
                                        commissions and offering expenses. We
                                        intend to use the net proceeds to
                                        redeem and retire a portion of our
                                        outstanding senior units. After
                                        application of the net proceeds of this
                                        offering as described above, 2,719,440
                                        senior units will be outstanding.

Timing of Quarterly Distributions.....  Cash distributions on our units are paid within forty-five days after
                                        January 31, April 30, July 31 and
                                        October 31 to unitholders on the
                                        applicable record date.

Except as the context otherwise indicates, the information in this prospectus supplement, including the number of units to be outstanding after the offering, assumes no exercise of the underwriters' over-allotment option.

Summary historical consolidated financial and operating data

Our summary historical consolidated financial and operating data were derived from, and should be read in conjunction with, our historical consolidated financial statements and the notes thereto. Our historical consolidated financial statements for the fiscal years ended July 31, 1999 and 2000, have been audited. Our historical consolidated financial statements for the nine and twelve months ended April 30, 2000 and 2001, are unaudited.

In addition, our summary historical consolidated financial data should be read together with the following, each of which is incorporated by reference herein:
 .our Consolidated Statements of Earnings for the three and nine months ended April 30, 2000 and 2001, and Consolidated Balance Sheets as of July 31, 2000, and April 30, 2001, included with our Current Report on Form 8-K filed on May 24, 2001;
 .our consolidated financial statements and notes thereto included in our Quarterly Report on Form 10-Q for the six months ended January 31, 2001, and in our Annual Report on Form 10-K for the fiscal year ended July 31, 2000; and ."Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Quarterly Report on Form 10-Q for the six months ended January 31, 2001, and in our Annual Report on Form 10-K for the fiscal year ended July 31, 2000.

We believe that all material adjustments, which consist only of normal recurring adjustments necessary for the fair presentation of our interim results, have been included in our historical consolidated financial statements. Results of our operations for any interim period are not necessarily indicative of the results of operations for the entire fiscal year due to the seasonal nature of our business.

Our capital expenditures fall generally into three categories:
 .maintenance capital expenditures, which include capitalized expenditures for the repair and replacement of property, plant and equipment;
 .growth capital expenditures, which include expenditures for the purchase of new propane tanks and other equipment to facilitate expansion of our customer base and operating capacity; and
 .acquisition capital expenditures, which include expenditures related to acquisitions of retail propane operations. Acquisition capital expenditures represent the total cost of acquisitions less working capital acquired. Negative amounts reflect a final valuation adjustment to the recording of the Thermogas acquisition. We acquired Thermogas in December 1999 for a total acquisition cost, less working capital acquired, of approximately $307 million.

We define EBITDA as earnings before interest, income taxes, depreciation, amortization, other charges and non-cash items such as employee stock ownership plan compensation charge and gain or loss on disposal of assets and other. EBITDA provides additional information for evaluating our ability to make quarterly distributions and is presented solely as a supplemental measure. You should not consider EBITDA as an alternative to operating income, net cash provided by operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do.

Gain or loss on disposal of assets and other has been reclassified in fiscal years ended July 31, 1999 and 2000, to conform to the presentation used for fiscal 2001.

                                Audited             Unaudited             Unaudited
(in thousands, except per    twelve months        twelve months          nine months
unit data)                  ended July 31,       ended April 30,       ended April 30,
Income statement data        1999      2000      2000       2001       2000       2001
------------------------------------------------------------------------------------------
Total revenues...........  $624,149  $952,199  $897,815  $1,460,642  $803,974  $1,312,417
Depreciation and
 amortization............    47,257    61,633    55,365      60,714    43,381      42,462
ESOP compensation
 charge..................     3,295     3,733     3,698       4,350     2,893       3,510
Loss (gain) on disposal
 of assets and other.....     1,842      (356)      865       4,375        30       4,761
Operating income.........    60,497    57,091    68,800     128,828    85,144     156,881
Interest expense.........    46,621    58,298    54,588      62,647    42,809      47,158
Earnings before
 extraordinary loss......    14,783       860    15,802      65,303    43,342     107,785

Basic and diluted
 earnings (loss) after
 senior unit distribution
 per common unit.........  $   0.47  $  (0.32) $   0.29  $     1.47  $   1.16  $     2.96
Cash distributions
 declared per common and
 subordinated unit.......  $   2.00  $   2.00  $   2.00  $     2.00  $   1.50  $     1.50

Balance sheet data (at end of
 period)
------------------------------------------------------------------------------------------
Working capital..........  $ (4,567) $ (6,344) $ 30,527  $   75,782  $ 30,527  $   75,782
Total assets.............   656,745   967,907   997,867     954,374   997,867     954,374
Long-term debt...........   583,840   718,118   712,042     707,844   712,042     707,844

Partners' capital (at end
 of period)
------------------------------------------------------------------------------------------
Senior unitholder........  $     --  $179,786  $174,131  $  195,529  $174,131  $  195,529
Common unitholders.......     1,215   (80,931)  (18,446)    (38,221)  (18,446)    (38,221)
Subordinated unitholder..   (10,516)       --        --          --        --          --
General partner
 unitholder..............   (59,553)  (58,511)  (57,880)    (58,078)  (57,880)    (58,078)

Operating data
------------------------------------------------------------------------------------------
Retail propane sales
 volumes
 (in gallons)............   680,477   846,664   822,233     965,105   729,467     847,908
Capital expenditures:
 Maintenance.............  $ 10,505  $  8,917  $ 10,155  $    7,719  $  8,162  $    6,964
 Growth..................    15,238    11,838    13,661       3,614    10,469       2,245
 Acquisition.............    48,749   310,260   325,984      (3,072)  309,568      (3,764)
                           --------  --------  --------  ----------  --------  ----------
 Total...................  $ 74,492  $331,015  $349,800  $    8,261  $328,199  $    5,445
                           ========  ========  ========  ==========  ========  ==========


Supplemental data
------------------------------------------------------------------------------------------
EBITDA...................  $112,891  $122,101  $128,728  $  198,267  $131,448  $  207,614
Net cash provided by
 operating activities....    92,494    53,352    48,797      74,417    33,675      54,740

--------------------------------------------------------------------------------

Risk factors

You should consider carefully the risk factors discussed below and in "Risk factors" beginning on page 5 of the accompanying base prospectus, as well as all other information in this prospectus supplement and the accompanying base prospectus before you decide to purchase our common units. Investing in our common units is speculative and involves significant risk. Any of the risks described in this prospectus supplement or the accompanying base prospectus could impair our business, financial condition and operating results, could cause the trading price of our common units to decline or could result in a partial or total loss of your investment.

The timing of collections of our accounts receivable and increases in product costs and demand may decrease our working capital availability.
We typically borrow on our credit facilities to fund working capital during the winter heating season. We purchase product from suppliers and make payments with terms that are typically less than one week. As is typical in our industry, our customers do not pay upon receipt, but pay between thirty and sixty days after delivery. During winter heating seasons, we experience significant increases in accounts receivable and inventory levels and thus a significant decline in working capital availability. Although we have the ability to fund working capital with borrowings from our credit facilities and sales of accounts receivable, we cannot predict the effect that increases in propane prices and colder than normal weather may have on future working capital availability.

Increases in propane prices may cause our customers to increase their conservation efforts.
As the price of propane increases, our retail customers tend to increase their conservation efforts and thereby decrease their consumption of propane. We cannot predict the materiality of the effect of any such decreases on our financial results.

We may not be successful in making acquisitions.
We have historically expanded our business through acquisitions. We regularly consider and evaluate opportunities to acquire local, regional and national propane distributors. We may choose to finance these acquisitions through internal cash flow, external borrowings or the issuance of additional common units or other securities. The competition for acquisitions of propane companies among publicly-traded master limited partnerships like ours has intensified in recent years. Although we believe there are numerous potential large and small acquisition candidates in our industry, there can be no assurance that:
 .we will be able to acquire any of these candidates on economically acceptable terms;
 .any acquisitions made will not be dilutive to our earnings and distributions; .any additional equity we issue as consideration for an acquisition will not be dilutive to our unitholders; or
 .any additional debt we incur to finance an acquisition will not affect our ability to make distributions to our unitholders.

The distribution priority to our common units owned by the public terminates no later than December 31, 2005.
Assuming that the restrictions under our debt agreements are met, our partnership agreement requires us to distribute 100% of our available cash to our unitholders on a quarterly basis. Available cash is generally all of our cash receipts, less cash disbursements and adjustments for net changes in reserves. Currently, the common units owned by the public have a right to receive distributions of available cash before any distributions of available cash are made on the common units owned by Ferrell Companies. After the payment of any required distributions on our senior units, we must pay a distribution on the publicly-held common units before we pay a distribution on the common units held by Ferrell Companies. If the outstanding amount of deferred distributions reaches $36 million, the common units held by Ferrell Companies will be paid in the same manner as the publicly-held common units. While

--------------------------------------------------------------------------------

Risk factors

--------------------------------------------------------------------------------

there are any deferred distributions outstanding on common units held by Ferrell Companies, we may not increase the distribution to our public common unitholders above the then current distribution level. After payment of all required distributions, we will use remaining available cash to reduce any amount previously deferred on the common units held by Ferrell Companies. This distribution priority right is scheduled to end December 31, 2005, or earlier if there is a change of control of our general partner, we dissolve or Ferrell Companies sells all of our common units held by it.

The holder of our senior units may have the right in the future to convert the senior units into common units. The holder of our senior units may be able to sell the senior units or converted common units with special indemnification rights available to the holder.
Currently, our outstanding senior units may not be transferred. However, that restriction will lapse on the earlier of December 31, 2005, or upon the occurrence of a material event, as defined in our partnership agreement. Generally, a material event includes:
 .a change of control of our general partner;
 .our treatment as an association taxable as a corporation for federal income tax purposes;
 .our failure to use the first $40 million of aggregate cash proceeds from equity issuances, other than issuances of equity pursuant to an exercise of any unit options, to redeem a portion of the senior units;
 .our failure to use the aggregate cash proceeds from equity issuances in excess of the first $40 million, other than issuances of equity pursuant to an exercise of any unit options, to redeem a portion of the senior units other than up to $20 million of cash proceeds from equity issuances used to reduce our indebtedness; or
 .our failure to pay the senior unit distribution in full for any quarter.

The senior unitholder has the option to convert the senior units into common units beginning on the earlier of December 31, 2005, or the occurrence of a material event. The number of common units issuable upon conversion of a senior unit is equal to the senior unit liquidation preference, currently $40 plus any accrued and unpaid distributions, divided by the then current market price of a common unit. This conversion may be dilutive to our existing common unitholders.

If the current restrictions on the sale or conversion of the senior units lapse as discussed above and the holder were to sell any senior units prior to December 17, 2007, we are required to indemnify the holder for the amount of the shortfall, if any, if the proceeds from that sale are less than the original aggregate face value of the applicable senior units.

A redemption of the senior units may be dilutive to our common unitholders. The senior units are redeemable at the senior unit liquidation preference plus any accrued and unpaid distributions. We may issue additional equity interests to redeem all or part of the outstanding senior units. That issuance may be dilutive to our common unitholders.

The terms of our senior units limit our use of proceeds from sales of equity and the rights of the holders of our common units.
While the senior units are outstanding, and other than issuances of equity pursuant to an exercise of any unit options, we must use the first $40 million of aggregate cash proceeds from sales of equity to redeem a portion of the senior units. Once that has been done, we may use up to an additional $20 million of aggregate cash proceeds from sales of equity to reduce our indebtedness. Thereafter, any additional cash proceeds from equity issuances must once again be used to redeem a portion of the remaining senior units, if any. As a result, as long as any of the senior units are outstanding, our ability to access the equity capital markets for purposes other than those described above will be limited. The senior units also have a preference in distributions and liquidation ahead of all common units.

--------------------------------------------------------------------------------

Risk factors

--------------------------------------------------------------------------------

The current holder of our senior units has a special voting exemption if the senior units convert into common units.

If the senior units convert into common units, the current holder may vote any converted common units even if the aggregate number of common units issued upon conversion exceeds 20% of the then outstanding common units. This voting exemption does not apply if the converted common units are held by someone other than the current holder or a related party of the current holder, as defined in our partnership agreement. See the risk factor "Persons owning 20% or more of the common units cannot vote" on page 12 of the accompanying base prospectus with respect to voting limitations placed on other holders of common units who exceed that 20% threshold.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Use of proceeds

Assuming an issue price of $21.10, the last reported sale price of a common unit on the New York Stock Exchange on May 25, 2001, we expect that we will receive approximately $89.9 million from the sale of our common units, or $103.5 million if the underwriters' over-allotment option is exercised in full, in each case, after deducting underwriting discounts, commissions and offering expenses.

We plan to use the net proceeds of this offering to redeem and retire a portion of the outstanding senior units. After application of the net proceeds of this offering as described above:

 .2,719,440 senior units will be outstanding if the underwriters' over-allotment option is not exercised; and

 .2,392,313 senior units will be outstanding if the underwriters' over-allotment option is exercised in full.

Capitalization

The following table sets forth our unaudited consolidated capitalization on a historical basis as of April 30, 2001, and our unaudited consolidated capitalization as adjusted to reflect:
 .the issuance of the common units in this offering assuming an issue price of $21.10, the last reported sale price of the common units on the New York Stock Exchange on May 25, 2001; and
 .the application of the net proceeds from this offering to repurchase a portion of the outstanding senior units as described above under "Use of proceeds," assuming the underwriters' over-allotment option is not exercised.

This table should be read in conjunction with our financial statements and the notes thereto that are incorporated by reference in this prospectus supplement and the accompanying base prospectus.

(in thousands)                                             Actual  As Adjusted
-------------------------------------------------------------------------------
Cash and cash equivalents............................... $ 21,264     $ 21,264
                                                         ========     ========
Accrued senior distributions............................    4,388        2,240
Short-term debt, including current portion of long-term
 debt...................................................    1,698        1,698
Long-term debt..........................................  707,844      707,844
Minority interest.......................................    2,671        2,661
Partners' capital:
  Senior unitholder.....................................  195,529      108,776
  Common unitholders....................................  (38,221)      50,700
  General partner unitholder............................  (58,078)     (58,088)
                                                         --------     --------
Total partners' capitalization..........................   99,230      101,388
                                                         --------     --------
Total capitalization.................................... $815,831     $815,831
                                                         ========     ========

Partners' capital does not include:
 .the 675,000 common units subject to the underwriters' over-allotment option;
 and
 .the 1,282,050 common units issuable, subject to vesting, upon exercise of options granted by us and outstanding as of April 30, 2001.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Price range of common units and cash distributions

The following table sets forth the high and low closing sale prices per common unit as reported on the New York Stock Exchange, the principal market on which our common units are traded, and the amount of cash distributions declared per common unit for the periods indicated.

                                                                  Cash
Price range                                         High   Low    distributions
-------------------------------------------------------------------------------
Fiscal 1999

First quarter...................................... $20.94 $19.13         $0.50
Second quarter.....................................  21.75  17.00          0.50
Third quarter......................................  18.88  16.00          0.50
Fourth quarter.....................................  17.94  16.69          0.50

Fiscal 2000

First quarter...................................... $17.75 $15.06         $0.50
Second quarter.....................................  15.63  12.00          0.50
Third quarter......................................  14.56  13.25          0.50
Fourth quarter.....................................  14.63  13.31          0.50

Fiscal 2001

First quarter...................................... $16.94 $13.00         $0.50
Second quarter.....................................  15.99  12.50          0.50
Third quarter......................................  19.85  14.92          0.50
Fourth quarter (through May 25, 2001)..............  21.10  18.55          0.50

The last reported sale price of a common unit on the New York Stock Exchange on May 25, 2001, was $21.10. As of April 16, 2001, there were approximately 14,000 beneficial owners of our common units.

On May 22, 2001, the board of directors of our general partner declared a distribution of $1.00 per outstanding senior unit and a distribution of $0.50 per outstanding common unit for the quarter ended April 30, 2001. These distributions will be paid in our fourth quarter on or about June 14, 2001, to holders of record on June 1, 2001.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Ratio of taxable income to cash distributions

We estimate that a person who acquires common units in this offering and owns those units through the period ending on the record date for the cash distribution payable for the fiscal quarter ending July 31, 2004, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 10% of the cash distributed for that period. Furthermore, the taxable income allocable to a unitholder for periods after July 31, 2004, may constitute an increasing percentage of distributable cash. These estimates are based upon many assumptions regarding our business and operations, including assumptions about weather conditions in our area of operations, capital expenditures, cash flows and anticipated cash distributions. These estimates and our assumptions are subject to numerous business, economic, regulatory and competitive uncertainties beyond our control. Further, these estimates are based on current tax law and certain tax reporting positions with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that these estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower and any differences could materially affect the value of the common units.

Ownership of common units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to such persons. See "Tax considerations" beginning on page 35 in the accompanying base prospectus.

Recent tax developments

The Internal Revenue Service has recently finalized regulations under Section 1223 of the Internal Revenue Code. These regulations allow you to use the actual holding period of common units you transfer if you can identify these common units with an ascertainable holding period. However, the regulations indicate that you would maintain a single adjusted tax basis in your common units. Therefore, you are unable to select high or low basis common units to sell as would be the case with corporate stock, but you may designate specific units sold for purposes of determining the holding period of units transferred. You should consult your tax advisor as to the application of the regulations if you desire to purchase additional common units or to sell common units purchased in separate transactions.

The tax consequences to you of an investment in common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of common units, see "Tax considerations" beginning on page 35 of the accompanying base prospectus. You should consult your own tax advisor about the federal, state and local tax consequences unique to your circumstances.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Underwriting

We are selling our common units to the underwriters named in the table below pursuant to an underwriting agreement dated the date of this prospectus supplement. We have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the number of common units set forth opposite that underwriter's name in the table below:

                                                                       Number of
Underwriter                                                         Common Units
--------------------------------------------------------------------------------
UBS Warburg LLC...................................................
Banc of America Securities LLC....................................
Salomon Smith Barney Inc..........................................
Lehman Brothers Inc...............................................
                                                                       ---------
   Total..........................................................     4,500,000
                                                                       =========

If the underwriters sell more common units than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 675,000 common units from us at the offering price set forth on the cover of this prospectus supplement less the underwriting discounts and commissions to cover these sales. If any common units are purchased under this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above. The underwriters are obligated to purchase all the common units (other than those covered by the over-allotment option) if they purchase any of the common units. The following table shows the per unit and total underwriting discount and commission we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment.

                                       Per common unit No exercise Full exercise
--------------------------------------------------------------------------------
Underwriting discount................. $                     $     $
Proceeds, before expenses, to us......

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $500,000. This estimate includes printing, accounting and legal fees.

Common units sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any common units sold by the underwriters to securities dealers may be sold at a
discount of up to $    per unit from the offering price. Any of these
securities dealers may resell any common units purchased from the underwriters
to other brokers or dealers at a discount of up to $    per unit from the
offering price. If all the common units are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

We, our general partner, Ferrell Companies, JEF Capital Management and the executive officers and directors of our general partner have agreed with the underwriters, for a period of 90 days from the date of this prospectus supplement, not to, without the prior written consent of UBS Warburg LLC, transfer, dispose of or hedge any of our common units or any securities convertible into or exchangeable for common units, including any of the senior units. The foregoing restrictions shall not apply to:
 .the issuance of common units upon the exercise of unit options currently outstanding under an existing employee benefit plan;
 .pledges of common units or securities convertible into or exchangeable for common units to secure existing loans;

--------------------------------------------------------------------------------

Underwriting

--------------------------------------------------------------------------------

 .the transfer or disposition of common units or senior units in connection with a lender exercising its remedies as a secured party;
 .the transfer or disposition of common units to a family member or wholly-owned subsidiary; provided that such transferee agrees to be bound by these restrictions on transfer; or
 .the issuance of common units upon conversion of senior units as required by lenders to whom they are pledged.

UBS Warburg LLC, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

The common units are listed on the New York Stock Exchange under the symbol
"FGP."

To facilitate this offering of common units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common units. Specifically, the underwriters may overallot in connection with this offering, thus creating a short position in the common units for their own accounts. In addition, to cover over-allotments or to stabilize the price of the common units, the underwriters may bid for, and purchase, the common units in the open market. Finally, the underwriters may reclaim selling concessions allowed to a particular underwriter or dealer for distributing the common units in this offering if the underwriter or dealer repurchases previously distributed common units in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common units above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected in the over-the-counter market or otherwise.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Some of the underwriters have from time to time performed various investment and commercial banking and financial advisory services, participated in the underwriting of debt and equity securities offerings and served as lender or agent under credit facilities for us, our general partner, Ferrell Companies, JEF Capital Management and their affiliates for which the underwriters have received customary fees and reimbursement of their out of pocket expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us, our general partner, Ferrell Companies, JEF Capital Management and their affiliates in the ordinary course of business.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Experts

The consolidated financial statements and the related financial statement schedules as of July 31, 1999 and 2000, and for each of the three years in the period ended July 31, 2000, incorporated in this prospectus supplement and the accompanying base prospectus by reference to the Annual Report on Form 10-K for the year ended July 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

The consolidated balance sheets of Ferrellgas, Inc. and Subsidiaries as of July 31, 1999 and 2000, incorporated in this prospectus supplement and the accompanying base prospectus by reference to our Current Report on Form 8-K filed on December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

The statements of net assets of the businesses of Thermogas Company, a wholly owned subsidiary of Williams Natural Gas Liquids, Inc., to be sold to Ferrellgas Partners, L.P. as of September 30, 1999, and December 31, 1998, and the related statements of operations to be sold for the nine months ended September 30, 1999, and the years ended December 31, 1998 and 1997, incorporated in this prospectus supplement and the accompanying base prospectus by reference to Amendment No. 1 to our Current Report on From 8-K/A filed on March 1, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

Legal matters

The validity of the common units we offer will be passed upon for us by Mayer, Brown & Platt, Houston, Texas. Certain legal matters with respect to the common units will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

Forward-looking statements

This prospectus and the documents incorporated by reference include forward-looking statements within the meaning of Section 27A of the Securities Act and
Section 21E of the Exchange Act. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as "anticipate," "believe," "intend," "plan," "projection," "forecast," "strategy," "position," "continue," "estimate," "expect," "may," "will," or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, expressed or implied, concerning future operating results, the ability to generate sales, income or cash flow or the estimated ratio of taxable income to cash distributions are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from those in the forward-looking statements include:
 .whether Ferrellgas, L.P. will have sufficient funds to meet its obligations and enable it to distribute sufficient funds to permit us to meet our obligations with respect to our $160,000,000 senior secured

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------

 notes, to pay the required distribution on our senior units and to pay the minimum quarterly distribution of $0.50 per common unit;
 .the expectation that certain interest rate hedges will terminate;
 .the expectation of higher than normal cash provided by operating activities in the second half of fiscal 2001; and .the expectation that future periods may not have the same percentage increase in retail volumes, revenues and expenses as was experienced in the first three quarters of fiscal 2001.

You should not put undue reliance on any forward-looking statements.

See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for our fiscal year ended July 31, 2000, and in our Quarterly Report on Form 10-Q for the six months ended January 31, 2001, respectively, for a more detailed description of these and other factors that may affect the forward-looking statements. When considering forward-looking statements, one should keep in mind the risk factors described under "Risk factors" beginning on page S-10 of this prospectus supplement and page 5 of the accompanying base prospectus. We will not update these statements unless the securities laws require us to do so.

In addition, our classification as a partnership for federal income tax purposes means that we do not generally pay federal income taxes on our income. We do, however, pay taxes on the income of subsidiaries that are corporations. We rely on a legal opinion from our counsel, and not a ruling from the Internal Revenue Service, as to our proper classification for federal income tax purposes. See "Tax treatment is dependent on partnership status" on page 13 of the accompanying base prospectus.

-------------------------------------------------------------------------------

PROSPECTUS

                                  $300,000,000

                           Ferrellgas Partners, L.P.
                       Ferrellgas Partners Finance Corp.

                                  Common Units
                          Deferred Participation Units
                                    Warrants
                                Debt Securities

                                ----------------

WE WILL PROVIDE THE SPECIFIC TERMS OF THESE SECURITIES IN SUPPLEMENTS TO THIS PROSPECTUS.

YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT CAREFULLY BEFORE YOU INVEST.

                                ----------------

   This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

   The Common Units are traded on the New York Stock Exchange under the symbol "FGP".

   We will provide information in the prospectus supplement for the expected trading market, if any, for the Deferred Participation Units, Warrants and Debt Securities.

   Our executive offices are located at One Liberty Plaza, Liberty, Missouri 64068, and our telephone number is (816) 792-1600.

SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS FOR A DISCUSSION OF THE MATERIAL RISKS INVOLVED IN INVESTING IN OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is February 5, 1999.

                               TABLE OF CONTENTS

Who We Are..................................................................   2
About this Prospectus.......................................................   2
Where You Can Find More Information.........................................   3
Forward-Looking Statements..................................................   4
Risk Factors................................................................   5
Ferrellgas..................................................................  16
Conflicts of Interest and Fiduciary Responsibilities........................  17
Ratio of Earnings to Fixed Charges..........................................  19
Description of Units........................................................  20
Description of Warrants.....................................................  23
Description of Debt Securities..............................................  25
Tax Considerations..........................................................  35
Use of Proceeds.............................................................  49
Plan of Distribution........................................................  49
Legal Matters...............................................................  50
Experts.....................................................................  50

                                   WHO WE ARE

   We are a publicly traded Delaware limited partnership engaged in the sale, distribution, marketing and trading of propane and other natural gas liquids in the United States. We believe that we are the second largest retail marketer of propane in the United States (as measured by retail gallons sold). We currently serve more than 800,000 residential, industrial/commercial and agricultural customers in 45 states and the District of Columbia through approximately 563 retail outlets with 302 satellite locations in 38 states. Our retail propane business consists of selling propane to retail (primarily residential) customers. We purchase this propane in the contract and spot markets, primarily from major oil companies, and then transport it to our retail distribution outlets and then to tanks located on our customers' premises and to portable propane cylinders. Through our natural gas liquids trading operations and wholesale marketing, we believe that we are one of the largest independent marketers of propane and natural gas liquids in the United States.

   As used in this prospectus, "we," "us," "our," "Ferrellgas," and the "Partnership" means Ferrellgas Partners, L.P. and, unless the context requires otherwise, includes our subsidiary operating partnership, Ferrellgas, L.P., and our wholly owned subsidiary Ferrellgas Partners Finance Corp. Our subsidiary operating partnership is sometimes referred to in this prospectus as the "Operating Partnership."

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission ("SEC") using a "shelf" registration process. Under this shelf registration process, we may sell the Common Units, Deferred Participation Units, Warrants and Debt Securities described in this prospectus, in one or more offerings up to a total dollar amount of $300,000,000. The Common Units, Deferred Participation Units, Warrants and Debt Securities are sometimes referred to in this prospectus as the "Securities." This prospectus provides you with a general description of us and the Securities. Each time we sell Securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of February 5, 1999. You should carefully read this prospectus, the prospectus supplement and the documents we have incorporated by reference under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and other reports and other information with the SEC. You may read and download our SEC filings over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy our SEC filings at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also access additional information about us at our website at http://www.ferrellgas.com.

   Because the Common Units are traded on the New York Stock Exchange ("NYSE"), we also provide information to the NYSE. You may obtain our reports and other information at the offices of the NYSE at 20 Broad Street, New York, New York 10002.

   The SEC allows us to "incorporate by reference" the information we have filed with them, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may supersede information in this prospectus and information previously filed with the SEC. The documents listed below are incorporated by reference:

  . our annual report on Form 10-K for the year ended July 31, 1998;

  . our quarterly report on Form 10-Q for the quarter ended October 31, 1998;

  . our current report on Form 8-K dated August 5, 1998;

  . the description of the Common Units in our registration statement on Form
    8-A filed on May 12, 1994 and any amendments or reports filed to update the description;

  . all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and before the registration statement becomes effective; and

  . all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the registration statement.

   If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

   You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

  Ferrellgas Partners, L.P.
  One Liberty Plaza
  Liberty, MO 64068
  Attention: Theresa A. Schekirke
  (816) 792-0203

   You should rely only on the information contained in this prospectus, the prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, the prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

   Some information in this prospectus, the prospectus supplement and the documents we have incorporated by reference may contain forward-looking statements. Such statements use forward-looking words such as "anticipate," "continue," "estimate," "expect," "may," "will," or other similar words. These statements discuss future expectations or contain projections. Specific factors which could cause actual results to differ from those in the forward-looking statements, include:

  . the effect of weather conditions on demand for propane;

  . price and availability of propane supplies;

  . the availability of capacity to transport propane to market areas;

  . competition from other energy sources and within the propane industry;

  . operating risks incidental to transporting, storing, and distributing propane;

  . changes in interest rates;

  . governmental legislation and regulations;

  . energy efficiency and technology trends;

  . our ability to acquire other retail propane distributors and successfully integrate them into our existing operations and make cost saving changes;

  . our ability to obtain new customers and retain existing customers;

  . the condition of the capital markets in the United States; and

  . the political and economic stability of the oil producing nations of the world.

   In addition, our classification as a partnership for federal income tax purposes means that generally we do not pay federal income taxes on our net income. We are relying on a legal opinion from our counsel, and not a ruling from the Internal Revenue Service, as to our proper classification for federal income tax purposes. See "Tax Considerations."

   When considering forward-looking statements, you should keep in mind the risk factors described in "Risk Factors" below. The risk factors could cause our actual results to differ materially from those contained in any forward-looking statement. We disclaim any obligation to update any forward-looking statement or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

   You should consider the above information when reviewing any forward-looking statements in:

  . this prospectus;

  . the prospectus supplement;

  . any documents incorporated in this prospectus by reference;

  . press releases; or

  . oral statements made by us or any of our officers or other persons acting on our behalf.

                                  RISK FACTORS

   Before you invest in our Securities, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference before buying our Securities.

   If any of the following risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected. In such event, we may be unable to make distributions to our unitholders or pay interest on or the principal of any Debt Securities, the trading price of our Securities could decline, and you may lose all or part of your investment.

Risks Inherent in Our Business

 Weather conditions affect the demand for propane

   Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many of our customers rely heavily on propane as a heating fuel. Accordingly, the volume of retail propane sold is highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter weather. During fiscal 1998, approximately 67% of our retail propane volume was attributable to sales during the peak heating season. Actual weather conditions can vary substantially from year to year, which may significantly affect our financial performance. Furthermore, variations in weather in one or more regions in which we operate can significantly affect the total volume of propane that we sell and the profits realized on these sales. A negative effect on our sales volume may in turn affect our results of operations. The agricultural demand for propane is also affected by weather, as dry weather during the harvest season will reduce the demand for propane used in crop drying.

 We are subject to pricing and inventory risk

   We believe that one of the primary reasons we have been able to retain our retail customers has been our ability to deliver propane during periods of extreme demand. We engage in the brokerage and trading of propane and other natural gas liquids primarily to generate profit in addition to our retail and wholesale operations. We also engage in such activities to help insure the availability of propane during periods of short supply. Our trading policy places certain restrictions on our trading activity such as volume limitations, stop loss limits, time limits on contracts, and limitations on the ability to enter into certain derivative contracts. The volume and stop loss limits are applicable to both the individual product level and to our trading as a whole. Our trading policy also dictates that reports on our current trading positions are to be provided to management on a daily basis. In addition, our bank credit facility places limitations on our ability to modify our trading policy. Certain of these limits may be waived on a case by case basis with the authorization of senior management of our general partner. From time to time, such authorization has been obtained to allow certain trading positions to exceed our trading policy limits. If we sustain material losses from our trading operations, our ability to make distributions to our unitholders or pay interest on or principal of any Debt Securities may be adversely affected.

   While we generally attempt to minimize our inventory risk by purchasing propane on a short-term basis, depending on inventory and price outlooks, we may purchase and store propane or other natural gas liquids. We may purchase large volumes of propane during periods of low demand and accordingly, low prices, which generally occur during the summer months, at the then current market price. Because of the potential volatility of propane prices, if we make such purchases, the market price for propane could fall below the price at which we made the purchases which would adversely affect our profits or cause sales from such inventory to be unprofitable.

   In the retail propane business, the amount of gross profit we make depends on the excess of the sales price over our propane supply costs. Consequently, our profitability is sensitive to changes in wholesale propane prices. Propane is a commodity, the market price of which can be subject to volatile changes in response to changes in supply or other market conditions. We have no control over these market conditions. Consequently, the unit price for the propane we purchase can change rapidly over a short period of time. A percentage of our propane sales (approximately 15% in fiscal 1998 based on total retail gallons sold) are pursuant to fixed-price contracts. In order to manage these fixed price sale commitments, we enter into certain propane purchase contracts with our suppliers whereby the volume, price and date of delivery have been mutually determined. We enter into these agreements to purchase propane at volume levels that we believe are necessary to mitigate the price risk related to our anticipated fixed price sales volumes. If our retail customers do not purchase volumes that are anticipated pursuant to their fixed price sales contracts, we will still be obligated to purchase the volumes established under the purchase contracts we have entered into with our suppliers. Such a scenario may cause us to incur losses if the price of propane declines prior to the sale to other retail customers. In general, product supply contracts permit suppliers to charge posted prices (plus transportation costs) at the time of delivery or the current prices established at major delivery points. As it may not be possible to immediately pass on to customers any rapid increases in the wholesale cost of propane, such increases could reduce our gross profit.

 The retail propane business is highly competitive

   Our profitability is affected by the competition for customers among all of the participants in the retail propane business. We compete with a number of large national and regional firms and several thousand small independent firms. Because of the relatively low barriers to entry into the retail propane market, there is potential for small independent propane retailers, as well as other companies (not necessarily then engaged in retail propane distribution) to compete with our retail outlets. As a result, we are always subject to the risk of additional competition in the future. Certain of our competitors may have greater financial resources than we do. Should a competitor attempt to increase market share by reducing prices, our financial condition and results of operations could be materially adversely affected. Generally, warmer-than-normal weather further intensifies competition. We believe that our ability to compete effectively depends on the reliability of our service, our responsiveness to customers and our ability to maintain competitive retail propane prices.

 The retail propane industry is a mature one

   The retail propane industry is a mature one, with only limited growth in total demand for the product foreseen. Based on information available from the Energy Information Administration, we believe the overall demand for propane has remained relatively constant over the past several years, with year-to-year industry volumes being impacted primarily by weather patterns. Therefore, our ability to grow within the industry is dependent upon our ability to acquire other retail distributors and the success of our marketing efforts to acquire new customers.

 We may not be successful in growing through acquisitions

   While our business strategy includes internal growth and start-ups of new customer service locations, our ability to grow our retail propane business will depend principally upon our ability to acquire other retail propane distributors and successfully integrate them into our existing operations and make cost saving changes. We cannot guarantee that we will be able to identify attractive acquisition candidates in the future, that we will be able to acquire such businesses on economically acceptable terms or successfully integrate them into our existing operations and make cost saving changes, that any acquisitions will not be dilutive to earnings and distributions to unitholders or that any additional debt incurred to finance acquisitions will not adversely affect our ability to make distributions to unitholders or service our existing debt. We are subject to certain covenants contained in our debt agreements that restrict our ability to incur indebtedness. In addition, to the extent that warm weather or other factors adversely affect our operating and financial results, our access to capital to finance acquisitions may be further limited.

 The retail propane business faces competition from other energy sources

   Propane competes with other sources of energy, some of which are less costly for equivalent energy value. We compete for customers against suppliers of electricity, natural gas and fuel oil. Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is generally a less expensive source of energy than propane. The gradual expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in many areas that were previously dependent upon propane. Although propane is similar to fuel oil in certain applications and market demand, propane and fuel oil compete to a lesser extent primarily because of the cost of converting from one to the other. We cannot predict the effect that the development of alternative energy sources might have on our operations.

 Energy efficiency and technology advances may affect demand for propane

   The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected the demand for propane by retail customers. We cannot predict the materiality of the effect of future conservation measures or the effect that any technological advances in heating, conservation, energy generation or other devices might have on our operations.

 We are subject to operating and litigation risks which may not be covered by insurance

   Our operations are subject to all operating hazards and risks normally incidental to the handling, storing and delivering of combustible liquids such as propane. As a result, we have been, and are likely to be, a defendant in various legal proceedings arising in the ordinary course of business. We will maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. However, we cannot guarantee that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that such levels of insurance will be available in the future at economical prices.

Risks Inherent in an Investment in Us

 The distribution priority of holders of Common Units terminates at the end of the subordination period

   Assuming that the restrictions under our debt agreements are met, our partnership agreement requires us to distribute, on a quarterly basis, 100% of our "Available Cash" to our partners. "Available Cash" is generally all of our cash receipts, less cash disbursements and adjustments for net changes in reserves. Currently the Common Units have the right to receive distributions of Available Cash from our operations in an amount equal to $0.50 per unit before any distributions of such Available Cash are made on our Subordinated Units. This priority right is scheduled to end when certain financial tests, which are related to generating cash from operations and distributing at least $0.50 per unit on all Common Units and Subordinated Units, are satisfied for each of three consecutive four quarter periods ending on or after July 31, 1999. If these financial tests are met, the Common Units and the Subordinated Units will thereafter share equally in distributions of Available Cash. We met these financial tests for the four quarter periods ended July 31, 1997 and July 31, 1998, however, there can be no assurance that we will meet the remaining financial tests in the four quarter period ended July 31, 1999. The period during which the Common Units have a priority right to distributions and in which the right of the Subordinated Units to distributions is subordinate is referred to as the subordination period.

 We may sell additional limited partner interests, diluting existing interests of unitholders

   Our partnership agreement generally allows us to issue additional limited partner interests and other equity securities. During the subordination period, however, the number of Common Units that we may issue is subject to certain limitations. These limitations do not apply to issuances in connection with acquisitions that are accretive. When we issue additional equity securities, your proportionate partnership interest will decrease.

Such an issuance could negatively affect the amount of cash distributed to unitholders and the market price of Common Units. Issuance of additional Common Units will also diminish the relative voting strength of the previously outstanding units. Following the end of the subordination period there are no limits on the total number of Common Units or other equity securities that we may issue.

 The amount of our outstanding indebtedness is substantial and could have adverse consequences

   As of October 31, 1998, we had an aggregate of $546 million of long-term indebtedness (excluding current maturities). Our leverage could have important consequences to investors in the Securities. Our ability to make scheduled payments on, or refinance our existing indebtedness, or our ability to obtain additional financing in the future will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control. We believe that we will have sufficient cash flow from operations and available borrowings under our credit facility to service our indebtedness, although the principal amount of the Senior Notes and the Senior Secured Notes will likely need to be refinanced at maturity in whole or in part. A significant downturn in the propane industry or other development adversely affecting our cash flow, however, could materially impair our ability to service our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to refinance all or a portion of our debt or sell assets. We cannot guarantee that we will be able to refinance our existing indebtedness or sell assets on terms that are commercially reasonable. As of October 31, 1998, on a consolidated basis, we had outstanding approximately $70 million of indebtedness bearing interest at floating rates. In addition, pursuant to our credit facility, we had available an additional $52 million of borrowings, all of which would have borne interest at floating rates. Increases in interest rates following an offering of Debt Securities, if material, could adversely impact our ability to make payments in respect of the Debt Securities. We have entered into an interest rate collar agreement with a major bank effectively fixing the LIBOR component of $25.0 million notional principal amount of floating rate debt between 5.05% and 6.5%. This agreement expires in January 2001.

 We may have to refinance our indebtedness; our existing indebtedness must be repaid upon the occurrence of certain change of control events

   The $350 million in principal amount of Senior Notes issued by the Operating Partnership do not contain any sinking fund provision. Such indebtedness will be due according to the following schedule:

  . $109 million due 2005;

  . $37 million due 2006;

  . $52 million due 2008;

  . $82 million due 2010; and

  . $70 million due 2013.

   The $160 million in principal amount of Senior Secured Notes issued by the Partnership also contain no sinking fund provisions and such indebtedness will be due in 2006. Our Senior Secured Notes and the Senior Notes of the Operating Partnership are sometimes referred to in this prospectus as the "Notes." The Senior Secured Notes also provide that upon the occurrence of certain change of control events (including the failure by certain affiliates to control the General Partner, the removal of the General Partner as the sole general partner of the Partnership or the Operating Partnership, the liquidation or dissolution of the Partnership, the Operating Partnership or the General Partner or the transfer of all or substantially all the assets of the Partnership or the Operating Partnership to another entity), the holders of the Senior Secured Notes have the right to require the issuer to repurchase any or all of the outstanding Senior Secured Notes at 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase. The Operating Partnership's bank credit facility also contains a provision requiring the Operating Partnership to repay all outstanding amounts under the credit facility within 30 days after the occurrence of certain change of control events similar to those contained in the Notes.

 Our debt agreements may limit our ability to make distributions to unitholders and our financial flexibility

   The indenture governing our Senior Secured Notes (the "Senior Secured Note Indenture") contains restrictive covenants that may limit or prohibit distributions to unitholders under certain circumstances. The indenture generally prohibits us from:

  . distributing amounts in excess of 100% of Available Cash for the immediately preceding fiscal quarter plus the lesser of (1) Available Cash for the 45 days following such fiscal quarter and (2) the amount of working capital that could have been borrowed on the last day of such fiscal quarter;

  . making any distributions to unitholders if an event of default exists or would exist when such distribution is made; and

  . making any distributions to unitholders if the fixed charge coverage ratio as defined in the indenture for the preceding four fiscal quarters is less than or equal to 2.0 to 1.0.

   As of October 31, 1998, the Partnership's fixed charge coverage ratio as defined in the indenture was 2.2 to 1.0.

   The Senior Secured Note Indenture also requires us to maintain certain financial ratios and contain restrictions on:

  . incurring additional debt;

  . entering into mergers, consolidations and sales of assets;

  . making investments; and

  . granting liens.

   The restrictive covenants in the indenture may prevent us from engaging in certain beneficial transactions.

 We are a holding company and our ability to repay indebtedness depends on the success of our subsidiary operating partnership

   We are a holding company and have no material operations and only limited assets. Accordingly, our ability to service our debt obligations will be entirely dependent upon the receipt of distributions from our subsidiary operating partnership. The Operating Partnership is restricted under the terms of its debt agreements from making distributions to us in the following situations, among others:

  . if a default or event of default exists or would result therefrom;

  . if its fixed charge coverage ratio as defined in the agreements for the preceding four fiscal quarters is less than or equal to 2.25 to 1.0;

  . if the amount of the distribution exceeds 100% of Available Cash for the immediately preceding fiscal quarter plus the lesser of (a) Available Cash for the 45 days following such fiscal quarter and (b) the amount of working capital that could have been borrowed on the last day of such fiscal quarter; or

  . if the Operating Partnership fails to meet the aggregate restricted payments test as defined in the agreements.

   As of October 31, 1998, the Operating Partnership's fixed charge coverage ratio as defined in such agreements was 3.27 to 1.0.

 Our indebtedness will be effectively subordinated to indebtedness and liabilities of our subsidiary operating partnership

   The Debt Securities will be effectively subordinated to claims of creditors (other than the Partnership) of the Operating Partnership. Claims of creditors (other than the Partnership) of the Operating Partnership, including trade creditors, secured creditors, taxing authorities and creditors holding guarantees, will generally have priority as to assets of the Operating Partnership over the claims and equity interests of the Partnership and, thereby indirectly, the holders of indebtedness of the Partnership, including the Debt Securities.

 We are required to distribute available cash, limiting cash reserves available to service Debt Securities

   Assuming that the restrictions under our debt agreements are met, our partnership agreement requires us to distribute, on a quarterly basis, 100% of our "Available Cash" to our partners. The timing and amount of distributions to our partners could significantly reduce the cash available to us to meet our future business needs and to pay future principal, interest and premium (if any), including liquidated damages, if any, on the Debt Securities. Prior to making any distribution on the Common Units, we must reimburse our general partner and its affiliates at cost for all expenses that they have incurred on our behalf. The reimbursement of such expenses and the payment of any such fees could adversely affect our ability to make distributions to our unitholders. The General Partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves for any proper purpose, including but not limited to reserves for the purpose of:

  . complying with the terms of any agreement or obligation of the Partnership (including the establishment of reserves) to fund the payment of interest and principal in the future;

  . providing for level distributions of cash notwithstanding the seasonality of our business; and

  . providing for future capital expenditures and other payments deemed by the General Partner to be necessary or advisable.

 Cash distributions are not guaranteed and may fluctuate with our performance and other external factors

   Although we distribute all of our Available Cash, we cannot guarantee the amounts of Available Cash that will be distributed to our unitholders. The actual amounts of Available Cash will depend upon numerous factors, including:

  . cash flow generated by operations;

  . required principal and interest payments on our debt;

  . the costs of acquisitions (including related debt service payments);

  . restrictions contained in debt instruments;

  . issuances of debt and equity securities;

  . fluctuations in working capital;

  . capital expenditures;

  . adjustments in reserves;

  . prevailing economic conditions; and

  . financial, business and other factors, a number of which will be beyond our control.

   Cash distributions are dependent primarily on cash flow, including from reserves and, subject to certain limitations, working capital borrowings and not on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

 Potential change of control if Ferrell Companies, Inc. defaults on its outstanding indebtedness

   Ferrell Companies, Inc. ("FCI") owns all of the outstanding capital stock of the General Partner in addition to Common Units and Subordinated Units in the Partnership. FCI has pledged these securities to secure some of its debt. Presently, FCI's only source of income to pay such debt is dividends that FCI receives from the General Partner and distributions received on the Common Units and Subordinated Units. If FCI defaults on its debt, the lenders could acquire control of the General Partner and the Common Units and Subordinated Units owned by FCI.

Risks Arising from Our Partnership Structure and Relationships with Our General Partner

 Unitholders have certain limits on their voting rights; the General Partner manages and operates the Partnership

   The General Partner manages and operates the Partnership. Unlike the holders of common stock in a corporation, unitholders will have only limited voting rights on matters affecting our business. Unitholders will have no right to elect the General Partner on an annual or other continuing basis, and the General Partner may not be removed except pursuant to the vote of the holders of at least 66 2/3% of the outstanding units (including Common Units and Subordinated Units owned by the General Partner and its affiliates) and upon the election of a successor general partner by the vote of the holders of not less than a majority of the outstanding Common Units. Because the General Partner and its affiliates own approximately 57% of the outstanding units, the General Partner cannot be removed without its consent.

 The General Partner will have a limited call right with respect to the limited partner interests

   If at any time less than 20% of the then-issued and outstanding limited partner interests of any class are held by persons other than the General Partner and its affiliates, the General Partner will have the right, which it may assign to any of its affiliates or to the Partnership, to acquire all, but not less than all, of the remaining limited partner interests of such class held by such unaffiliated persons at a price generally equal to the then-current market price of limited partner interests of such class. As a consequence, a unitholder may be required to sell his Common Units at a time when he may not desire to sell them or at a price that is less than the price he would desire to receive upon such sale.

 Unitholders may not have limited liability in certain circumstances and may be liable for the return of certain distributions

   The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. If it were determined that we had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right, or the exercise of the right by the unitholders as a group, to:
(1) remove or replace the General Partner, (2) make certain amendments to our partnership agreement, or (3) take other action pursuant to our partnership agreement constituted participation in the "control" of our business, then the unitholders could be held liable in certain circumstances for our obligations to the same extent as a general partner.

   In addition, under certain circumstances a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Unitholders will not be liable for assessments in addition to their initial capital investment in the Common Units. Under Delaware General Corporate Law, we may not make a distribution to you if the distribution causes all liabilities of the Partnership to exceed the fair value of the partnership's assets. Liabilities to partners on account of their partnership interests and non-recourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated the Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

 Persons owning 20% or more of the Common Units cannot vote

   Any Common Units held by a person that owns 20% or more of the Common Units cannot be voted. This limitation does not apply to the General Partner and its affiliates. This provision may:

  . discourage a person or group from attempting to remove the General
    Partner or otherwise change management; and

  . reduce the price at which the Common Units will trade under certain circumstances.

 The General Partner's liability to the Partnership and unitholders may be limited

   Our partnership agreement contains language limiting the liability of the General Partner to the Partnership and the unitholders. For example, our partnership agreement provides that:

  . the General Partner does not breach any duty to the Partnership or the unitholders by borrowing funds or approving any borrowing. The General Partner is protected even if the purpose or effect of the borrowing is to increase incentive distributions to the General Partner;

  . the General Partner does not breach any duty to the Partnership or the unitholders by taking any actions consistent with the standards of reasonable discretion outlined in the definitions of Available Cash and Cash from Operations contained in our partnership agreement; and

  . the General Partner does not breach any standard of care or duty by resolving conflicts of interest unless the General Partner acts in bad faith.

   The modifications of state law standards of fiduciary duty contained in our partnership agreement may significantly limit the ability of unitholders to successfully challenge the actions of the general partner as being a breach of what would otherwise have been a fiduciary duty. These standards include the highest duties of good faith, fairness and loyalty to the limited partners. Such a duty of loyalty would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction for which it has a conflict of interest. Under our partnership agreement, the General Partner may exercise its broad discretion and authority in the management of the Partnership and the conduct of its operations as long as the General Partner's actions are in the best interest of the Partnership.

 The General Partner and its affiliates may have conflicts with the Partnership

   The directors and officers of the General Partner and its affiliates have fiduciary duties to manage the General Partner in a manner that is beneficial to its shareholder. At the same time, the General Partner has fiduciary duties to manage the Partnership in a manner that is beneficial to the Partnership. Therefore, the General Partner's duties to us may conflict with the duties of its officers and directors to its shareholder. Such conflicts of interest may arise with respect to the following matters, among others.

  . Decisions of the General Partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional Common Units and other securities, and changes in reserves in any quarter can affect the amount of incentive distributions we pay to the General Partner.

  . We do not have any employees and rely solely on employees of the General
    Partner.

  . Under the terms of our partnership agreement, we will reimburse the General Partner and its affiliates for costs incurred in managing and operating our business, including costs incurred in rendering corporate staff and support services to us.

  . Our partnership agreement permits the General Partner to limit the liability of the Partnership in contractual arrangements to all or particular assets of the Partnership, thereby providing no recourse against the General Partner, even if we could have obtained more favorable terms without such limitations on the General Partner's liability.

  . Our partnership agreement provides that it is not a breach of the General
    Partner's fiduciary duties to us or our partners for affiliates of the General Partner to engage in activities, other than retail propane sales to end users in the continental United States, that compete with us.

 The General Partner can protect itself against dilution

   Whenever we issue equity securities to any person other than the General Partner and its affiliates, the General Partner has the right to purchase additional limited partnership interests on the same terms. This allows the General Partner to maintain its partnership interest in the Partnership. No other unitholder has a similar right. Therefore, only the General Partner may protect itself against dilution caused by issuance of additional equity securities.

Tax Risks

   For a general discussion of the expected federal income tax consequences of owning and disposing of Common Units, see "Tax Considerations."

 Tax treatment is dependent on partnership status

   The availability to a unitholder of the federal income tax benefits of an investment in the Common Units depends, in large part, on our classification as a partnership for federal income tax purposes (unless the context otherwise requires, references in this subdivision to "us" are references to the Partnership and the Operating Partnership and not to Ferrellgas Partners Finance Corp.). Based on certain representations of the General Partner and the Partnership, Counsel is of the opinion that, under current law, we have been and will continue to be classified as a partnership for federal income tax purposes. However, no ruling from the IRS as to such status has been or is expected to be requested. One of the representations on which the opinion of counsel is based is that at least 90% of our gross income for each taxable year has been and will be "qualifying income" within the meaning of Section 7704 of the Code. Whether we will continue to be classified as a partnership in part depends on our ability to meet this qualifying income test in the future. See "Tax Considerations--Partnership Status."

   If we were classified as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates (currently a 35% federal rate), distributions would generally be taxed a second time in the hands of the unitholders as corporate distributions, and no income, gains, losses or deductions would flow through to the unitholders. Because a tax would be imposed upon us as an entity, the cash available for distribution to the holders of Common Units would be substantially reduced. Our treatment as a taxable entity would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders and this would likely result in a substantial reduction in the value of the Common Units. See "Tax Considerations--Partnership Status."

   No assurance can be given that the law will not be changed so as to cause us to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, certain provisions of our partnership agreement will be subject to change. Such changes would include a decrease in the Minimum Quarterly Distribution and the Target Distribution Levels to reflect the impact of such law on us.

 The IRS has not issued a ruling with respect to our classification as a partnership

   We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate "qualifying income" under Section 7704 of the Code or any other matters affecting us. Accordingly, the IRS may adopt positions that differ from counsel's conclusions. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of counsel's conclusions, and some or all of those conclusions ultimately may not be sustained. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which the Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by some or all of the unitholders and the General Partner.

 A unitholders tax liability could exceed cash distributions on his units

   A unitholder will be required to pay federal income taxes and, in certain cases, state and local income taxes on his allocable share of our income, even if he receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to his allocable share of our taxable income or even the tax liability to him resulting from that income. Further, a unitholder may incur a tax liability, in excess of the amount of cash received, upon the sale of his Common Units. See "Tax Considerations --Tax Treatment of Unitholders" and "Tax Considerations--Disposition of Units."

 Ownership of Common Units raises issues for tax-exempt organizations and certain other investors

   Investment in Common Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax (including IRAs and other retirement plans) from the ownership of a Common Unit will be unrelated business taxable income and thus will be taxable to such a unitholder. See "Tax Considerations--Tax-Exempt Organizations and Certain Other Investors."

 There are limits on the deductibility of losses

   In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including passive activities or investments. Unused losses may be deducted when the unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. A unitholder's share of our net passive income may be offset by unused losses carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships. See "Tax Considerations--Tax Treatment of Unitholders--Limitations on Deductibility of Partnership Losses."

 Tax gain or loss on disposition of Common Units could be different than expected

   A unitholder who sells Common Units will recognize gain or loss equal to the difference between the amount realized (including his share of our nonrecourse liabilities) and his adjusted tax basis in such Common Units. Thus, prior distributions in excess of cumulative net taxable income in respect of a Common Unit which decreased a unitholder's tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at a price greater than the unitholder's tax basis in such Common Unit, even if the price is less than his original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income. Furthermore, should the IRS successfully contest certain conventions that we use, a unitholder could realize more gain on the sale of Common Units than would be the case under such conventions without the benefit of decreased income in prior years.

 Reporting of partnership tax information is complicated and subject to audits

   We will furnish each unitholder with a Schedule K-1 that sets forth his allocable share of income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS.

 Tax shelter registration could increase risk of potential IRS audit

   We are registered with the Secretary of the Treasury as a "tax shelter." The IRS has issued to us the following tax shelter registration number:
94201000010. Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. We cannot guarantee that we will not be audited by the IRS or that tax adjustments will not be made. The rights of a unitholder owning less than a 1% profits interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred in connection with an examination of such unitholder's personal tax return.

 There is a possibility of loss of tax benefits relating to non-uniformity of Common Units and nonconforming depreciation conventions

   Because we cannot match transferors and transferees of Common Units, uniformity of the economic and tax characteristics of the Common Units to a purchaser of Common Units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury Regulations. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of Common Units and could have a negative impact on the value of the Common Units. See "Tax Considerations--Tax Treatment of Operations--Uniformity of Units."

 There are state, local and other tax considerations

   In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We currently conduct business in 45 states. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of such unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in us. See "Tax Considerations--State, Local and Other Tax Considerations."

 Unitholders may have negative tax consequences if we default on our debt or sell assets

   If we default on any of our debt, the lenders will have the right to sue us for non-payment. Such an action could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

                                   FERRELLGAS

   We are a publicly traded Delaware limited partnership engaged in the sale, distribution, marketing and trading of propane and other natural gas liquids in the United States. We believe that we are the second largest retail marketer of propane in the United States (as measured by retail gallons sold). We currently serve more than 800,000 residential, industrial/commercial and agricultural customers in 45 states and the District of Columbia through approximately 563 retail outlets with 302 satellite locations in 38 states. Our retail propane business consists of selling propane to retail (primarily residential) customers. We purchase this propane in the contract and spot markets, primarily from major oil companies, and then transport it to our retail distribution outlets and then to tanks located on our customers' premises and to portable propane cylinders.

   In the residential and commercial markets, propane is primarily used for space heating, water heating and cooking. In the agricultural market, propane is primarily used for crop drying, space heating, irrigation and weed control. In addition, propane is used for certain industrial applications, including use as an engine fuel, which is burned in internal combustion engines that power vehicles and forklifts, and as a heating or energy source in manufacturing and drying processes.

   We also trade propane and other natural gas liquids and are engaged in chemical feedstocks marketing and wholesale propane marketing. Through our natural gas liquids trading operations and wholesale marketing, we believe that we are one of the largest independent marketers of propane and natural gas liquids in the United States.

   We trade propane and other natural gas liquids for our account and for supplying our retail and wholesale propane operations. We primarily trade products purchased from our over 110 suppliers; however, we also conduct transactions on the New York Mercantile Exchange. Trading of products is conducted primarily to generate a profit independent of the retail and wholesale operations, but is also conducted to help insure the availability of propane during periods of short supply. We attempt to minimize trading risk through the enforcement of our trading policies, which include total inventory limits and loss limits, and attempt to minimize credit risk through credit checks and application of its credit policies. However, we cannot guarantee that historical experience or the existence of such policies will prevent trading losses in the future. We regularly evaluate potential acquisitions of assets and businesses that would complement our existing business. Our general partner receives incentive distributions that provide it with a strong incentive to increase unitholder distributions through successful management and growth of our business.

   Ferrellgas Partners Finance Corp., a co-obligor of the Debt Securities to be offered by this prospectus, has only nominal assets and does not conduct any operations.

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

   Conflicts of interest could arise as a result of the relationships between the Partnership, on the one hand, and our general partner and its affiliates, on the other. The directors and officers of the General Partner have fiduciary duties to manage the General Partner in a manner beneficial to its stockholder. At the same time, the General Partner has fiduciary duties to manage the Partnership in a manner beneficial to the Partnership and the unitholders. The duties of the General Partner to the Partnership and the unitholders, therefore, may come into conflict with the duties of management of the General Partner to its stockholder.

   Conflicts of interest might arise with respect to the following matters, among others:

  (1) Decisions of the General Partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional Common Units and changes in reserves in any quarter can affect the amount of incentive distributions the Partnership pays to the General Partner.

  (2) The Partnership does not have any employees and relies solely on employees of the General Partner and its affiliates.

  (3) Under the terms of the Partnership Agreement, the Partnership will reimburse the General Partner and its affiliates for costs incurred in managing and operating the Partnership, including costs incurred in rendering corporate staff and support services to the Partnership. The General Partner is not restricted from causing the Partnership to pay the General Partner or its affiliates for any services rendered on terms that are fair and reasonable to the Partnership or causing the Partnership to enter into additional contractual arrangements with any of such entities. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the General Partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

  (4) Whenever possible, the General Partner limits the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party thereto having no recourse against the General Partner or its assets. The Partnership Agreement permits the General Partner to do this even if the Partnership could have obtained more favorable terms if it had not limited the General Partner's liability.

  (5) Any agreements between the Partnership and the General Partner and its affiliates will not grant to the unitholders, separate and apart from the Partnership, the right to enforce the obligations of the General Partner and such affiliates in favor of the Partnership. Therefore, the General Partner, in its capacity as the general partner of the Partnership, will be primarily responsible for enforcing such obligations.

  (6) The General Partner may exercise its right to call for and purchase Common Units as provided in the Partnership Agreement or assign such right to one of its affiliates or to the Partnership.

  (7) The Partnership Agreement provides that it will not constitute a breach of the General Partner's fiduciary duties to the Partnership for affiliates of the General Partner to engage in certain activities of the type conducted by the Partnership, other than retail propane sales to end users in the continental United States, even if in direct competition with the Partnership. In addition, the General Partner and such affiliates have no obligation to present business opportunities to the Partnership.

   Unless otherwise provided for in a partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit the general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The Partnership Agreement expressly permits the General Partner to resolve conflicts of interest between itself or its affiliates, on the one hand, and the Partnership or the unitholders, on the other, and to consider, in resolving such conflicts of interest, the interests of other parties in addition to the interests of the unitholders. In addition, the Partnership Agreement provides that a purchaser of Common Units is deemed to have consented to certain conflicts of interest and actions of the General Partner and its affiliates that might otherwise be prohibited, including those described above, and to have agreed that such conflicts of interest and actions do not constitute a breach by the General Partner of any duty stated or implied by law or equity. The General Partner will not be in breach of its obligations under the Partnership Agreement or its duties to the Partnership or the unitholders if the resolution of such conflict is fair and reasonable to the Partnership. Any resolution of a conflict approved by the Audit Committee of the General Partner is conclusively deemed fair and reasonable to the Partnership. The latitude given in the Partnership Agreement to the General Partner in resolving conflicts of interest may significantly limit the ability of a unitholder to challenge what might otherwise be a breach of fiduciary duty.

   The Partnership Agreement expressly limits the liability of the General Partner by providing that the General Partner, its affiliates and their officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any acts or omissions if the General Partner and such other persons acted in good faith. In addition, the Partnership is required to indemnify the General Partner, its affiliates and their respective officers, directors, employees, agents and trustees to the fullest extent permitted by law against liabilities, costs and expenses incurred by the General Partner or such other persons, if the General Partner or such persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The ratio of earnings to fixed charges for each of the periods indicated is as follows:

 Historical                                                            Historical
Eleven Months   Historical One   Pro Forma Year    Historical Year    Three Months
    Ended        Month Ended         Ended         Ended July 31,      October 31,
June 30, 1994  July 31, 1994(1) July 31, 1994(2) 1995 1996 1997 1998 1997(3) 1998(3)
------------------------------------------------------------------------------------
          1.2               --               2.4  1.7  1.6  1.5  1.1     --      --

------------
(1) For the one month ended July 31, 1994, earnings were inadequate to cover fixed charges by $5.0 million.
(2) The pro forma year ended July 31, 1994 includes the eleven months ended June 30, 1994 for our predecessor, Ferrellgas, Inc. and its subsidiaries, and our historical financial data for the period from inception (July 5, 1994) to July 31, 1994 (adjusted principally for the pro forma effect on interest expense resulting from the early retirement of debt net of additional borrowings).
(3) For the three months ended October 31, 1997 and 1998, earnings were inadequate to cover fixed charges by $13.3 million and $11.2 million, respectively.

   These computations include the Partnership and the Operating Partnership on a consolidated basis. For these ratios, "earnings" is the amount resulting from adding the following items:

  . pre-tax income from continuing operations; and

  . fixed charges.

   The term "fixed charges" means the sum of the following:

  . interest expensed;

  . amortized premiums, discounts and capitalized expenses related to indebtedness; and

  . an estimate of the interest within rental expenses.

   Earnings from continuing operations for the periods presented were reduced by certain non-cash expenses, consisting principally of depreciation and amortization and a non-cash employee stock ownership plan charge. Such non-cash charges totaled $26.5 million for the eleven months ended June 30, 1994, $2.4 million for the one month ended July 31, 1994, $28.8 million for the pro forma year ended July 31, 1994, $32.0 million for the year ended July 31, 1995, $37.0 million for the year ended July 31, 1996, $43.8 million for the year ended July 31, 1997, $45.4 million for the year ended July 31, 1998, and $11.5 million and $12.2 million for the three months ended October 31, 1997 and 1998, respectively.

                              DESCRIPTION OF UNITS

General

   As of October 31, 1998, we had 14,703,298 Common Units outstanding, representing a 46% limited partner interest in the Partnership, and 16,593,721 Subordinated Units outstanding, representing a 52% limited partner interest in the Partnership. All of the Subordinated Units are currently held by FCI, the parent company of our general partner. The Common Units and the Subordinated Units represent limited partner interests in the Partnership, which entitle the holders thereof to participate in distributions and exercise the rights and privileges available to limited partners under our partnership agreement. A copy of our partnership agreement is filed as an exhibit to the registration statement of which this prospectus is a part. A summary of the important provisions of our partnership agreement is included in our reports filed with the SEC.

   Under our partnership agreement we may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by the General Partner in its sole discretion, subject to the following exceptions:

(1) during the subordination period, we may not issue limited partner interests or other equity securities ranking prior or senior to the Common Units or an aggregate of more than 7,000,000 additional Common Units or an equivalent amount of other equity securities having rights to distributions or in liquidation ranking on a parity with the Common Units, in either case without the approval of two-thirds of the outstanding Common Units; provided that we may issue an unlimited number of additional Common Units or parity securities prior to the end of the subordination period and without unitholder approval in connection with acquisitions if certain cash flow criteria are met and

(2) during the subordination period, we may not issue limited partner interests or other equity securities with rights to distributions or in liquidation ranking prior or senior to the Common Units, without the approval of two-thirds of the outstanding Common Units.

Common Units

 Listing

   Our outstanding Common Units are listed on the NYSE under the symbol "FGP". Any additional Common Units we issue will also be listed on the NYSE.

 Voting

   Each holder of Common Units is entitled to one vote for each Common Unit on all matters submitted to a vote of the unitholders; provided that, if at any time any person or group (other than FCI and its affiliates) owns beneficially 20% or more of all Common Units, such Common Units so owned shall not be voted on any matter and shall not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. Except as otherwise provided by law or our partnership agreement, the holders of Common Units and Subordinated Units vote as one class.

 Distributions

   Our partnership agreement requires us to distribute 100% of our "Available Cash" to our unitholders and our general partner within 45 days following the end of each fiscal quarter. "Available Cash" consists generally of all of our cash receipts, less cash disbursements and adjustments for net changes to reserves.

   Currently the Common Units have the right to receive distributions of Available Cash from our operations in an amount equal to $0.50 per unit before any distributions of such Available Cash are made on the

Subordinated Units. This priority right is scheduled to end when certain financial tests, which are related to generating cash from operations and distributing at least $0.50 per unit on all Common Units and Subordinated Units, are satisfied for each of three consecutive four quarter periods ending on or after July 31, 1999. If these financial tests are met, the Common Units and the Subordinated Units will thereafter share equally in distributions of Available Cash. We met these financial tests for the four quarter periods ended July 31, 1997 and July 31, 1998, however, there can be no assurance that we will meet the remaining financial tests in the four quarter period ended July 31, 1999. The period during which the Common Units have a priority right to distributions and in which the right of the Subordinated Units to distributions is subordinate is referred to as the subordination period.

   During the subordination period we distribute Available Cash from our operations as follows:

  . first, 98% to the holders of Common Units and 2% to the General Partner, until the holders of Common Units have received $0.50 per Common Unit for such quarter and any prior quarter in which they failed to receive $0.50 per Common Unit;

  . second, 98% to the holders of Subordinated Units and 2% to the General
    Partner, until the holders of Subordinated Units have received $0.50 per Subordinated Unit for such quarter;

  . third, 98% to all unitholders and 2% to the General Partner, until all unitholders have received $0.55 per unit for such quarter;

  . fourth, 85% to all unitholders, 13% to FCI as the holder of incentive distribution rights and 2% to the General Partner, until all unitholders have received $0.63 per unit for such quarter;

  . fifth, 75% to all unitholders, 23% to FCI as the holder of incentive distribution rights and 2% to the General Partner, until all unitholders have received $0.82 per unit for such quarter; and

  . sixth, thereafter 50% to all unitholders, 48% to FCI as the holder of incentive distribution rights and 2% to the General Partner.

   Following the end of the subordination period Available Cash from our operations will be distributed as follows:

  . first, 98% to all unitholders and 2% to the General Partner, until all unitholders have received $0.55 per unit for such quarter;

  . second, 85% to all unitholders, 13% to FCI as the holder of incentive distribution rights and 2% to the General Partner, until all unitholders have received $0.63 per unit for such quarter;

  . third, 75% to all unitholders, 23% to FCI as the holder of incentive distribution rights and 2% to the General Partner, until all unitholders have received $0.82 per unit for such quarter; and

  . fourth, thereafter 50% to all unitholders, 48% to FCI as the holder of incentive distribution rights and 2% to the General Partner.

 Transfer Agent and Registrar

   Our transfer agent and registrar for the Common Units is Bank Boston, N.A. You may contact our transfer agent and registrar at the following address:

  Bank Boston, N.A.
  c/o Boston EquiServe
  Attn: Investor Relations/Shareholder Services
  P. O. Box 8040 Boston, Massachusetts 02266-8040
  Telephone: (781) 575-3120

Deferred Participation Units

   No Deferred Participation Units ("DPUs") are issued or outstanding. The General Partner has the authority, without further unitholder action, to establish one or more series of DPUs and to determine the rights, preferences and privileges of each such series of DPUs.

   A prospectus supplement relating to a particular series of DPUs offered thereby will include the specific terms of such DPUs, including the following:

 . the designation, stated value and liquidation preference of such DPUs and the number of DPUs offered;

 . the initial public offering price at which such DPUs will be issued;

 . the conversion or exchange provisions of such DPUs;

 . any redemption or sinking fund provisions of such DPUs;

 . the distribution rights of such DPUs, if any;

 . a discussion of material federal income tax considerations, if any; and

 . any additional rights, preferences, privileges, limitations and restrictions of such DPUs.

                            DESCRIPTION OF WARRANTS

   We may issue warrants to purchase Debt Securities (the "Debt Warrants"), Common Units (the "Common Unit Warrants") or other securities issued by us or another issuer (the "Other Warrants," collectively with the Debt Warrants and the Common Unit Warrants, the "Warrants"). Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each a "Warrant Agreement") to be entered into between us and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in a prospectus supplement relating to the Warrants being offered pursuant thereto.

Debt Warrants

   The applicable prospectus supplement will describe the terms of the Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the debt warrant certificates representing such Debt Warrants, including the following:

  . the title of such Debt Warrants;

  . the aggregate number of such Debt Warrants;

  . the price or prices at which such Debt Warrants will be issued;

  . the designation, aggregate principal amount and terms of the Debt
    Securities purchasable upon exercise of such Debt Warrants;

  . the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant, and the price at which such principal amount of Debt Securities may be purchased upon such exercise;

  . the date, if any, on and after which such Debt Warrants and the related
    Debt Securities will be separately transferable;

  . the date on which the right to exercise such Debt Warrants shall commence, and the date on which such right shall expire;

  . the maximum or minimum number of such Debt Warrants that may be exercised at any time;

  . a discussion of material federal income tax considerations, if any; and

  . any other terms of such Debt Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Debt Warrants.

   Debt Warrant certificates will be exchangeable for new Debt Warrant certificates of different denominations and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the prospectus supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

Common Unit Warrants and Other Warrants

   The applicable prospectus supplement will describe the terms of the Common Unit Warrants and Other Warrants offered thereby, the Warrant Agreement relating to such Warrants and the warrant certificates representing such Warrants, including the following:

  . the title of such Warrants;

  . the aggregate number of such Warrants;

  . the price or prices at which such Warrants will be issued;

  . the securities for which such Warrants are exercisable, and the price at which such securities may be purchased upon such exercise;

  . any provisions for adjustment of the number of Common Units or number or amount of other securities of ours or another issuer receivable upon exercise of such Warrants or the exercise price of such Warrants;

  . the date, if any, on and after which such Warrants and the related Common
    Units or other securities of the Company or another issuer will be separately transferable;

  . the date on which the right to exercise such Warrants shall commence, and the date on which such right shall expire;

  . the maximum or minimum number of such Warrants that may be exercised at any time;

  . a discussion of material federal income tax considerations, if any; and

  . any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

   Warrant certificates will be exchangeable for new Warrant certificates of different denominations and Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the prospectus supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to any distributions or dividends on the securities purchasable upon exercise.

Exercise of Warrants

   Each Warrant will entitle the holder of the Warrant to purchase for cash such principal amount of Debt Securities, number of Common Units, or number or amount of other securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

   Warrants may be exercised as set forth in the prospectus supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the Debt Securities, Common Units or other securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

                         DESCRIPTION OF DEBT SECURITIES

   The Debt Securities will be:

  . direct secured or unsecured general obligations of Ferrellgas Partners, L.P. and Ferrellgas Partners Finance Corp. as co-obligors; and

  . either senior debt securities or subordinated debt securities.

   Senior Debt Securities will be issued under a Senior Indenture and Subordinated Debt Securities will be issued under a Subordinated Indenture. The Senior Indenture and the Subordinated Indenture are each referred to as an "Indenture" and collectively referred to as the "Indentures." We will enter into the Indentures with a trustee that is qualified to act under the Trust Indenture Act of 1939, as amended (the "TIA") (together with any other trustee(s) chosen by us and appointed in a supplemental indenture with respect to a particular series of Debt Securities, the "Trustee"). The Trustee for each series of Debt Securities will be identified in the applicable prospectus supplement. The form of Indentures and any supplemental indentures will be filed by us from time to time by means of an exhibit to a Current Report on Form 8-K and will be available for inspection at the corporate trust office of the Trustee, or as described above under "Where You Can Find More Information." The Indentures will be subject to, and governed by, the TIA. We will execute an Indenture and supplemental indenture if and when we issue any Debt Securities.

   We summarized the material provisions of the Indentures in the following order:

  . those provisions that apply only to the Senior Indenture;

  . those provisions that apply only to the Subordinated Indenture; and

  . those provisions that apply to both Indentures.

   We have not restated the Indentures in their entirety in this prospectus. You should read the Indentures, because they, and not this description, control your rights as holders of the Debt Securities. Capitalized terms used in the summary have the meanings specified in the Indentures.

   In this section, references to the Partnership relate only to Ferrellgas Partners, L.P., the issuer of the Debt Securities, and not to our Subsidiaries. In the Indentures, the term "Subsidiary" means, with respect to any person:

  . any partnership of which more than 50% of the partners' equity interests
    (considering all partners' equity interests as a single class) is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person or combination thereof, or

  . any corporation, association or other business entity of which more than 50% of the total voting power of the equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person or combination thereof.

   At present, our only Subsidiaries are Ferrellgas, L.P., our subsidiary operating partnership, and Ferrellgas Partners Finance Corp.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

   A prospectus supplement and a supplemental indenture relating to any series of Debt Securities being offered will include specific terms relating to such Debt Securities. These terms will include some or all of the following:

  . the form and title of the Debt Securities;

  . the total principal amount of the Debt Securities;

  . the assets, if any, that are pledged as security for the payment of the Debt Securities;

  . the portion of the principal amount that will be payable if the maturity of the Debt Securities is accelerated;

  . the currency or currency unit in which the Debt Securities will be payable, if not U.S. dollars;

  . any right we may have to defer payments of interest by extending the dates payments are due whether interest on those deferred amounts will be payable as well;

  . the dates on which the principal of the Debt Securities will be payable;

  . the interest rate that the Debt Securities will bear and the interest payment dates for the Debt Securities;

  . any conversion or exchange provisions;

  . any optional redemption provisions;

  . any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

  . any changes to or additional Events of Default or covenants; and

  . any other terms of the Debt Securities.

Provisions Only in the Senior Indenture

 Summary

   The Senior Debt Securities will rank equally in right of payment with all of our other senior and unsubordinated debt and senior in right of payment to any of our subordinated debt (including the Subordinated Debt Securities). The Senior Indenture will contain provisions that:

  . limit our ability to put liens on our principal assets; and

  . limit our ability to sell and lease back our principal assets.

   The Subordinated Indenture will not contain any similar provisions. We have described below these provisions and some of the defined terms used in them.

 Limitations on Liens

   The Senior Indenture will provide that the Partnership will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any lien upon any property or assets, whether owned or leased on the date of the Senior Indenture or thereafter acquired, to secure any debt of the Partnership or any other person (other than the Senior Debt Securities issued thereunder), without in any such case making effective provision whereby all of the Senior Debt Securities outstanding thereunder shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured.

   There is excluded from this restriction:

(1) Permitted Liens (as defined below);

(2) with respect to any series, any lien upon any property or assets of the Partnership or any Subsidiary in existence on the date the Senior Debt Securities of such series are first issued or provided for pursuant to agreements existing on such date;

(3) any lien upon any property or assets created at the time of acquisition of such property or assets by the Partnership or any Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

(4) any lien upon any property or assets existing thereon at the time of the acquisition thereof by the Partnership or any Subsidiary; provided, however, that such lien only encumbers the property or assets so acquired;

(5) any lien upon any property or assets of a person existing thereon at the time such person becomes a Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a Subsidiary;

(6) any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

(7) liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which the Partnership or the applicable Subsidiary has not exhausted its appellate rights;

(8) any lien upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a lien upon such property or assets permitted by clauses (1) through (7) above; or

(9) any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refunding or replacements) of liens, in whole or in part, referred to in clauses (1) through (8) above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of the Partnership and its subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding replacement; or

(10) any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of the Partnership or any Subsidiary.

   Notwithstanding the foregoing, under the Senior Indenture, the Partnership may, and may permit any Subsidiary to, create, assume, incur, or suffer to exist any lien upon any property or assets to secure debt of the Partnership or any person (other than the Senior Debt Securities) that is not excepted by clauses (1) through (10), inclusive, above without securing the Senior Debt Securities issued under the Senior Indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all Attributable Indebtedness (as defined below) from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 10% of Consolidated Net Tangible Assets (as defined below).

 "Permitted Liens" means:

(1) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property or minor irregularities of title incident thereto that do not, in the aggregate, materially detract from the value of the property or the assets of the Partnership or any of its Subsidiaries or impair the use of such property in the operation of the business of the Partnership or any of its Subsidiaries;

(2) any statutory or governmental lien or lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', vendors', carriers', landlords', warehousemen's or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

(3) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

(4)  liens of taxes and assessments which are (A) for the then current year,
     (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by the Partnership or any Subsidiary in good faith;

(5)  liens of, or to secure performance of, leases, other than capital leases;

(6) any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

(7) any lien upon property or assets acquired or sold by the Partnership or any Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

(8) any lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

(9)  any lien in favor of the Partnership or any Subsidiary;

(10) any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by the Partnership or any Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

(11) any lien securing industrial development, pollution control or similar revenue bonds;

(12) any lien securing debt of the Partnership or any Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such "substantial concurrence," taking into consideration, among other things, required notices to be given to holders of outstanding securities under the Indenture (including the Debt Securities) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under the Indenture (including the Debt Securities), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by the Partnership or any Subsidiary in connection therewith;

(13) liens in favor of any person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute; or

(14) any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations.

   "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom:

(1) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of debt), and

(2) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, or on a proforma basis would be set forth, on the consolidated balance sheet of the Partnership and its consolidated subsidiaries for the Partnership's most recently completed fiscal quarter, prepared in accordance generally accepted accounting principles.

 Restriction on Sale-Leasebacks

   The Senior Indenture will provide that the Partnership will not, and will not permit any Subsidiary to, engage in the sale or transfer by the Partnership or any Subsidiary of any property or assets to a person (other than the Partnership or a Subsidiary) and the taking back by the Partnership or any Subsidiary, as the case may be, of a lease of such property or assets (a "Sale-Leaseback Transaction"), unless:

(1) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the property or assets subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such property or assets, whichever is later;

(2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than the lesser of (A) three years and (B) 60% of the useful remaining life of such property;

(3) the Partnership or such Subsidiary would be entitled to incur debt secured by a lien on the property or assets subject thereto in a principal amount equal to or exceeding the Attributable Indebtedness from such Sale-Leaseback Transaction without equally and ratably securing the Senior Debt Securities; or

(4) the Partnership or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Indebtedness from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any debt of the Partnership or any Subsidiary that is not subordinated to the Senior Debt Securities, or (B) the expenditure or expenditures for property or assets used or to be used in the ordinary course of business of the Partnership or its Subsidiaries.

   Notwithstanding the foregoing, the Indenture will permit the Partnership and its Subsidiaries to enter into Sale-Leaseback Transactions relating to propane tanks up to an aggregate principal amount of $25 million at any time, provided that such transactions would not cause a default.

   "Attributable Indebtedness," when used with respect to any to any Sale-Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale-Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the amount determined assuming no such termination.

   Notwithstanding the foregoing, under the Senior Indenture the Partnership may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the above paragraph, provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of outstanding debt (other than the Senior Debt Securities) secured by liens upon property and assets not excepted by clauses (1) through (10), inclusive, of the second paragraph of the limitation on liens covenant described above, do not exceed 10% of Consolidated Net Tangible Assets.

Provisions Only in the Subordinated Indenture

 Subordinated Debt Securities Subordinated to Senior Debt

   The Subordinated Debt Securities will rank junior in right of payment to all of our Senior Debt. "Senior Debt" is defined to include all notes or other evidences of indebtedness, including guarantees of the Partnership for money borrowed by the Partnership, not expressed to be subordinate or junior in right of payment to any other indebtedness of the Partnership.

 Payment Blockages

   The Subordinated Indenture will provide that no payment of principal, interest and any premium on the Subordinated Debt Securities may be made in the event:

  . we or our property are involved in any voluntary or involuntary liquidation or bankruptcy;

  . we fail to pay the principal, interest, any premium or any other amounts on any Senior Debt when due; or

  . we have a nonpayment default on any Senior Debt that imposes a payment blockage on the Subordinated Debt Securities for a maximum of 179 days at any one time.

 No Limitation on Amount of Senior Debt

   The Subordinated Indenture will not limit the amount of Senior Debt that we may incur.

Consolidation, Merger or Asset Sale

   Each Indenture will, in general, allow us to consolidate or merge with a domestic partnership or corporation. They will also allow us to sell, lease or transfer all or substantially all of our property and assets to a domestic partnership or corporation. If this happens, the remaining or acquiring partnership or corporation must assume all of our responsibilities and liabilities under the Indentures including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indentures.

   However, we will only consolidate or merge with or into a partnership or corporation or sell, lease or transfer all or substantially all of our assets according to the terms and conditions of the Indentures, which will include the following requirements:

  . the remaining or acquiring partnership or corporation is organized under the laws of the United States, any state or the District of Columbia;

  . the remaining or acquiring partnership or corporation assumes the Partnership's obligations under the Indentures; and

  . immediately after giving effect to the transaction no Default or Event of Default (as defined below) exists.

   The remaining or acquiring partnership or corporation will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indentures. Thereafter, the successor may exercise our rights and powers under the Indentures, in our name or in its own name. If we sell or transfer all or substantially all of our assets, we will be released from all our liabilities and obligations under the Indentures and under the Debt Securities. If we lease all or substantially all of our assets, we will not be released from our obligations under the Indentures.

Modification of Indentures

   Under each Indenture, generally we and the Trustee may modify our rights and obligations and the rights of the holders with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. In addition, the Partnership and the Trustee may amend the Indentures without the consent of any holder of the Debt Securities to make certain technical changes, such as:

  . correcting errors;

  . providing for a successor trustee;

  . qualifying the Indentures under the Trust Indenture Act; or

  . adding provisions relating to a particular series of Debt Securities.

Events of Default and Remedies

   "Event of Default" when used in an Indenture, will mean any of the following:

  . failure to pay the principal of or any premium on any Debt Security when due;

  . failure to pay interest on any Debt Security for 30 days;

  . failure to perform any other covenant in the Indenture that continues for 60 days after being given written notice;

  . certain events of bankruptcy, insolvency or reorganization of the Partnership; or

  . any other Event of Default included in any Indenture or supplemental indenture.

   An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under an Indenture. The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

   If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration.

   Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities.

No Limit on Amount of Debt Securities

   Neither of the Indentures will limit the amount of Debt Securities that we may issue. Each Indenture allows us to issue Debt Securities up to the principal amount that we authorize.

Registration of Notes

   We may issue Debt Securities of a series in registered, bearer, coupon or global form.

Minimum Denominations

   Unless the prospectus supplement for each issuance of Debt Securities states otherwise the securities will be issued in registered form in amounts of $1,000 each or multiples of $1,000.

No Personal Liability of General Partner

   Unless otherwise stated in a prospectus supplement and supplemental indenture relating to a series of Debt Securities being offered, the General Partner and its directors, officers, employees and shareholders will not have any liability for our obligations under the Indentures or the Debt Securities. Each holder of Debt Securities by accepting a Debt Security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Debt Securities.

Payment and Transfer

   Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the Debt Securities are registered on days specified in the Indentures or any prospectus supplement. Debt Securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

   Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

Discharging Our Obligations

   We may choose to either discharge our obligations on the Debt Securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the Debt Securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of the series. If we choose the legal defeasance option, the holders of the Debt Securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities, replacement of lost, stolen or mutilated Debt Securities conversion or exchange of Debt Securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.

   We may discharge our obligations under the Indentures or release ourselves from covenant restrictions only if we meet certain requirements. Among other things, we must deliver an opinion of our legal counsel that the discharge will not result in holders of Debt Securities having to recognize taxable income or loss or subject then to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law. We may not have a default on the Debt Securities discharged on the date of deposit. The discharge may not violate any of our agreements. The discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940.

Book Entry, Delivery and Form

   The Debt Securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

   Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with DTC. This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate note, a global note may not be transferred; except that DTC, its nominees and their successors may transfer a global note as a whole to one another.

   Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

   DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with

DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

   DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

   DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

   We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

   It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

   Notes represented by a global note will be exchangeable for certificated notes with the same terms in authorized denominations only if:

  . DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

  . we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

The Trustee

 Resignation or Removal of Trustee

   Under provisions of the Indentures and the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of Senior Debt Securities will force the trustee to resign as trustee under either the Subordinated Indenture or the Senior Indenture. Also, any uncured Event of Default with respect to any series of Subordinated Debt Securities will force the trustee to resign as trustee under either the Senior Indenture or the Subordinated Indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with the terms and conditions of such Indenture.

   The Trustee may resign or be removed by us with respect to one or more series of Debt Securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the Debt Securities of any series may remove the Trustee with respect to the Debt Securities of such series.

 Limitations on Trustee if it is a Creditor of the Partnership

   Each Indenture will contain certain limitations on the right of the Trustee thereunder, in the event that it becomes a creditor of the Partnership, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

 Annual Trustee Report to Holders of Debt Securities

   The Trustee is required to submit an annual report to the holders of the Debt Securities regarding, among other things, the Trustee's eligibility to serve as such, the priority of the Trustee's claims regarding certain advances made by it, and any action taken by the Trustee materially affecting the Debt Securities.

 Certificates and Opinions to Be Furnished to Trustee

   Each Indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an Indenture, every application by us for action by the Trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

                               TAX CONSIDERATIONS

   This section is a summary of material tax considerations that may be relevant to prospective owners of Common Units and, to the extent set forth below under "--Legal Opinions and Advice," expresses the opinion of Andrews & Kurth L.L.P. ("Counsel"), insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" are references to the Partnership and the Operating Partnership and not to Ferrellgas Partners Finance Corp.

   No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment (such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds). Accordingly, each prospective unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him of the ownership or disposition of Common Units.

Legal Opinions and Advice

   Counsel is of the opinion that, based on the accuracy of the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes we and the Operating Partnership will each be treated as a partnership, and owners of Common Units (with certain exceptions, as described in "--Limited Partner Status" below) will be treated as partners of the Partnership (but not the Operating Partnership). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel. (All references to "us," "we" or "our" are to the Partnership and not Counsel.)

   We have not requested, and do not expect to request a ruling from the Internal Revenue Service (the "IRS") with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate "qualifying income" under Section 7704 of the Code or any other matter affecting us or prospective unitholders. Instead, we have relied, and will rely, on the opinions of counsel as to these matters stated here.

   An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which Common Units trade even if we prevail. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the General Partner. Furthermore, no assurance is given that our treatment or an investment in us will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may even be retroactively applied.

   For the reasons hereinafter described, Counsel has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose Common Units are loaned to a short seller to cover a short sale of Common Units (see "--Tax Treatment of Unitholders-- Treatment of Short Sales"), (2) whether a unitholder acquiring Common Units in separate transactions must maintain a single aggregate adjusted tax basis in his Common Units (see "--Disposition of Common Units--Recognition of Gain or Loss"), (3) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "--Disposition of Common Units--Allocations Between Transferors and

Transferees"), (4) whether our method for depreciating Section 743 adjustments is sustainable (see "--Disposition of Common Units--Section 754 Election") and
(5) whether the allocations of recapture income contained in the Partnership Agreement will be respected for federal income tax purposes (see "--Tax Treatment of Unitholders--Allocation of Partnership Income, Gain, Loss and Deduction").

Partnership Status

   A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner's adjusted basis in his partnership interest.

   As we said earlier, we have not requested, and do not expect to request any ruling from the IRS as to our status or that of the Operating Partnership for federal income tax purposes. Instead we have relied on the opinion of Counsel that, based upon the Code, the regulations thereunder, published revenue rulings and court decisions, we and the Operating Partnership have been and will each be classified as a partnership for federal income tax purposes.

   In rendering its opinion with respect to taxable years beginning before January 1, 1997, Counsel relied on different factual matters which the General Partner believes are true. In rendering its opinion as to taxable years beginning after December 31, 1996, Counsel has relied on certain factual representations made by us and the General Partner. Such factual matters are as follows:

(1) Neither we nor the Operating Partnership has elected nor will elect to be treated as an association or corporation;

(2) We and the Operating Partnership have been and will be operated in accordance with (A) all applicable partnership statutes, (B) the Partnership Agreement or Operating Partnership Agreement (whichever is applicable), and (C) the description of the applicable agreement in this Prospectus; and

(3) For each taxable year, more than 90% of our gross income will be (A) derived from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or (B) other items of "qualifying income" within the meaning of Section 7704(d) of the Code.

   Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the "Qualifying Income Exception") exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes interest (from other than a financial business), dividends and income and gains from the processing, transportation and marketing crude oil, natural gas, and products thereof, including the retail and wholesale marketing of propane, certain hedging activities and the transportation of propane and natural gas liquids.

   If we fail to meet the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which we fail to meet the Qualifying Income Exception) in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us, so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

   If we or the Operating Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us or the Operating Partnership at corporate rates. In addition, any distributions we made to a unitholder would be treated as either taxable dividend income (to the extent of our current or accumulated earnings and profits) or (in the absence of earnings and profits) a nontaxable return of capital (to the extent of the unitholder's tax basis in his Common Units) or taxable capital gain (after the unitholder's, tax basis in the Common Units is reduced to zero). Accordingly, treatment of either us or the Operating Partnership as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the Common Units.

   The discussion below is based on the assumption that we will be classified as a partnership for federal income tax purposes.

Tax Treatment of Unitholders

 Limited Partner Status

   Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners and unitholders whose Common Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Common Units will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of Common Units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, it is not clear whether that conclusion extends to them. Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes. Furthermore, a purchaser or other transferee of Common Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of Common Units unless the Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units. A beneficial owner of Common Units whose Common Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such Common Units for federal income tax purposes. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes. See "--Tax Treatment of Unitholders--Treatment of Short Sales."

 Flow-through of Taxable Income

   We will pay no federal income tax. Instead, each unitholder will be required to report on his income tax return his allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by such unitholder. Consequently, a unitholder may be allocated a share of our income even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gain, loss and deduction for our taxable year ending with or within his taxable year.

 Treatment of Partnership Distributions

   Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his Common Units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the Common Units, taxable in accordance with the rules described under "--Disposition of

Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the General Partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that unitholder. To the extent that our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. See "--Tax Treatment of Unitholders --Limitations on Deductibility of Partnership Losses."

   A decrease in a unitholder's percentage interest in us because of our issuance of additional Common Units will decrease such unitholder's share of nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. Our non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his Common Units, if such distribution reduces the unitholder's share of our "unrealized receivables" (including depreciation recapture) and/or substantially appreciated "inventory items" (both as defined in Section 751 of the Code) (collectively, "Section 751 Assets"). To that extent, the unitholder will be treated as having been distributed his proportionate share of the
Section 751 Assets and having exchanged such assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Code. Such income will equal the excess of
(1) the non-pro rata portion of such distribution over (2) the unitholder's tax basis for the share of such Section 751 Assets deemed relinquished in the exchange.

 Alternative Minimum Tax

   Each unitholder will be required to take into account his distributive share of any of our items of income, gain, deduction or loss for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of preference for this purpose. A unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in Common Units on their liability for the alternative minimum tax.

 Basis of Common Units

   A unitholder will have an initial tax basis for his Common Units equal to the amount he paid for the Common Units plus his share of our nonrecourse liabilities. His basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. His basis will be decreased (but not below zero) by his share of our distributions, our losses, any decrease in our nonrecourse liabilities and our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A limited partner will have no share of our debt which is recourse to the General Partner, but will have a share, generally based on his share of profits, of our debt which is not recourse to any partner. See "--Disposition of Common Units--Recognition of Gain or Loss."

 Limitations on Deductibility of Partnership Losses

   The deduction by a unitholder of his share of our losses will be limited to his tax basis in his Common Units and, in the case of an individual unitholder or a corporate unitholder (if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's tax basis or at risk amount (whichever is the limiting factor) subsequently increases. Upon the taxable disposition of a Common Unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss (above such gain) previously suspended by the at risk or basis limitations is no longer utilizable.

   In general, a unitholder will be at risk to the extent of his tax basis in his Common Units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold his Common Units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to Common Units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's Common Units increases or decreases (other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities).

   The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses generated by us will only be available to offset future income generated by us and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses which are not deductible because they exceed a unitholder's share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

   A unitholder's share of our net income may be offset by any suspended passive losses from us, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

 Limitations on Interest Deductions

   The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." As noted, a unitholder's net passive income from us will be treated as investment income for this purpose. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes (1) interest on indebtedness properly allocable to property held for investment, (2) our interest expense attributed to portfolio income, and (3) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Common Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

 Allocation of Partnership Income, Gain, Loss and Deduction

   In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the General Partner and the unitholders in accordance with their respective percentage interests in us. At any time that distributions are made to the Common Units and not to the Subordinated Units, or that Incentive Distributions are made to the General Partner, gross income will be allocated to the recipients to the extent of such distributions. If we have a net loss, our items of income, gain, loss and deduction will generally be allocated first, to the General Partner and the unitholders in accordance with their respective Percentage Interests to the extent of their positive capital accounts (as maintained under the Partnership Agreement) and, second, to the General Partner.

   As required by Section 704(c) of the Code and as permitted by Regulations thereunder, certain items of our income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the General Partner or any other person contributing property to us ("Contributed Property"), and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of any offering made pursuant to this prospectus. The effect of these allocations to a unitholder purchasing Common Units pursuant to this prospectus will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase. In addition, certain items of recapture income will be allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

   Regulations provide that an allocation of items of partnership income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Code to eliminate the difference between a partner's "book" capital account (credited with the fair market value of Contributed Property) and "tax" capital account (credited with the tax basis of Contributed Property) (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation. Counsel is of the opinion that, with the exception of the allocation of recapture income discussed above, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction.

 Entity-Level Collections

   If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the General Partner or any former unitholder, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Common Units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

 Treatment of Short Sales

   A unitholder whose Common Units are loaned to a "short seller" to cover a short sale of Common Units may be considered as having disposed of ownership of those Common Units. If so, he would no longer be a partner with respect to those Common Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those Common Units would not be reportable by the unitholder, any cash distributions received by the unitholder with respect to those Common Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their Common Units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See also "--Disposition of Common Units--Recognition of Gain or Loss."

Tax-Exempt Organizations and Certain Other Investors

   Ownership of Common Units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts ("IRAs") and other retirement plans) are subject to federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a Common Unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

   A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

   Non-resident aliens and foreign corporations, trusts or estates which hold Common Units will be considered to be engaged in business in the United States on account of ownership of Common Units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, we will withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

   Because a foreign corporation which owns Common Units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain (as adjusted for changes in the foreign corporation's "U.S. net equity") which are effectively connected with the conduct of a United States trade or business. An income tax treaty between the United States and the country with respect to which the foreign corporate unitholder is a "qualified resident" may reduce or eliminate this tax. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Code.

   Under a ruling of the IRS a foreign unitholder who sells or otherwise disposes of a Common Unit will be subject to federal income tax on gain realized on the disposition of such Common Unit to the extent that such gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a Common Unit if that foreign unitholder has held less than 5% in value of the Common Units during the five-year period ending on the date of the disposition and if the Common Units are regularly traded on an established securities market at the time of the disposition.

Tax Treatment of Operations

 Accounting Method and Taxable Year

   We currently use the fiscal year ending July 31 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. We have requested permission from the IRS to continue using a fiscal year ending July 31 as our taxable year but if that permission is not granted, we may be required to use the calendar year. Each unitholder will be required to include in income his allocable share of our income, gain, loss and deduction for our fiscal year ending within or with his taxable year. In addition, a unitholder who disposes of Common Units following the close of our taxable year but before the close of his taxable year must include his allocable share of our income, gain, loss and deduction in income for his taxable year with the result that he will be required to report in income for his taxable year his distributive share of more than one year of our income, gain, loss and deduction. See "--Disposition of Common Units--Allocations Between Transferors and Transferees." In view of our publicly-traded nature, it may be impossible to determine our appropriate taxable year. If, as a result, we failed to timely provide information to unitholders, we could be exposed to certain penalties. We do not expect to incur such penalties and, even if incurred, do not expect that such penalties would be material.

 Initial Tax Basis, Depreciation and Amortization

   We will use the tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. Our assets initially had an aggregate tax basis equal to the tax basis of the assets in the possession of the General Partner immediately prior to our formation. The federal income tax burden associated with the difference between the fair market value of our property and its tax basis immediately prior to this offering will be borne by partners holding interests in us prior to this offering. See "--Tax Treatment of Unitholders-- Allocation of Partnership Income, Gain, Loss and Deduction." If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture such deductions as ordinary income upon a sale of his interest in us. See "--Tax Treatment of Unitholders-- Allocation of Partnership Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss." Costs incurred in our organization are being amortized over a period of 60 months. The costs incurred in promoting the issuance of Common Units (i.e. syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. Under recently adopted regulations, underwriting discounts and commissions are treated as a syndication cost.

 Uniformity of Common Units

   Because we cannot match transferors and transferees of Common Units, uniformity of the economic and tax characteristics of the Common Units to a purchaser of such Common Units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the Common Units. See "--Disposition of Common Units--Section 754 Election."

   We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the basis of such property, or treat that portion as nonamortizable, to the extent attributable to property the basis of which is not amortizable consistent with the proposed regulations under Section 743 (but despite its apparent inconsistency with Treasury Regulation Section 1.167(c)-1(a)(6) (which is not expected to directly apply to a material portion of our assets) and Proposed Treasury Regulation Section 1.197-2(g)(3)). See "--Disposition of Common Units--Section 754 Election." To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Regulations and legislative history. If we determine that such a position cannot reasonably be taken, we may adopt a depreciation and amortization convention under which all purchasers acquiring Common Units in the same month would receive depreciation and amortization deductions, whether attributable to Basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any Common Units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of Common Units might be affected, and the gain from the sale of Common Units might be increased without the benefit of additional deductions. See "--Disposition of Common Units-- Recognition of Gain or Loss."

 Valuation of Partnership Property and Basis of Properties

   The federal income tax consequences of the ownership and disposition of Common Units will depend in part on our estimates as to the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the relative fair market value estimates. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

 State and Local Tax Considerations

   For a discussion of the state and local tax considerations arising from an investment in Common Units, see "--State, Local and Other Tax Considerations."

Administrative Matters

 Information Returns and Audit Procedures

   We intend to furnish to each unitholder, within 60 days after the close of each calendar year, certain tax information, including a Substitute Schedule K-1, which sets forth each unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder's share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the Common Units.

   The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

   Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement appoints the General Partner as our Tax Matters Partner.

   The Tax Matters Partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (by which all the unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership (which we do not intend to do because of the costs of application), a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

   A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. Partners in electing large partnerships are required to treat all items from the partnership's return in a manner consistent with such return.

   If we elect to be treated as a large partnership, each partner would take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities (such as portfolio income or loss); (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source; and (11) any other items the Secretary of Treasury deems appropriate. Moreover, miscellaneous itemized deductions would not be passed through to the partners and 30% of such deductions would be used at the partnership level.

   Currently adjustments relating to partnership items for a previous taxable year are taken into account by those persons who were partners in the previous taxable year. If we elect to be treated as a large partnership, our partners would each take into account their share of any adjustments to partnership items in the year such adjustments are made. Alternatively, a large partnership could elect to or, in some circumstances, could be required to directly pay the tax resulting from any such adjustments. In either case, therefore, unitholders of an electing large partnership could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of units.

 Nominee Reporting

   Persons who hold an interest in us as a nominee for another person are required to furnish to us (1) the name, address and taxpayer identification number of the beneficial owner and the nominee; (2) whether the beneficial owner is (A) a person that is not a United States person, (B) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (C) a tax-exempt entity; (3) the amount and description of Common Units held, acquired or transferred for the beneficial owner; and (4) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Common Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the Common Units with the information furnished to us.

 Registration as a Tax Shelter

   The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that it will not constitute a tax shelter. However, the General Partner, as our principal organizer, has registered us as a tax shelter with the Secretary of the Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has issued us the following tax shelter registration number: 94201000010. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a Common Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Common Unit to furnish the registration number to the transferee is $100 for each such failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes. Registration as a tax shelter may increase the risk of an audit.

 Accuracy-Related Penalties

   An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

   A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. Certain more stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in such an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

   A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Disposition of Common Units

 Recognition of Gain or Loss

   Gain or loss will be recognized on a sale of Common Units equal to the difference between the amount realized and the unitholder's tax basis for the Common Units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of Common Units could result in a tax liability in excess of any cash received from such sale.

   Prior distributions from us in excess of cumulative net taxable income in respect of a Common Unit which decreased a unitholder's tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at a price greater than the unitholder's tax basis in such Common Unit, even if the price is less than his original cost.

   Should the IRS successfully contest our convention to amortize only a portion of the Section 743(b) adjustment (described under "--Disposition of Common Units--Section 754 Election") attributable to an amortizable Section 197 intangible after a sale by the General Partner of Common Units, a unitholder could realize additional gain from the sale of Common Units than had such convention been respected. In that case, the unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to him of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention but believes such a contest by the IRS to be unlikely because a successful contest could result in substantial additional deductions to other unitholders.

   Gain or loss recognized by a unitholder (other than a "dealer" in Common Units) on the sale or exchange of a Common Unit will generally be taxable as capital gain or loss. Capital gain recognized on the sale of Common Units held for more than 12 months will generally be taxed at a maximum rate of 20%. A portion of this gain or loss (which could be substantial), however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by us. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the Common Unit and may be recognized even if there is a net taxable loss realized on the sale of the Common Unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of Common Units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

   The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of Common Units, a unitholder will be unable to select high or low basis Common Units to sell as would be the case with corporate stock. It is not clear whether the ruling applies to us because, similar to corporate stock, our interests are evidenced by separate certificates. Accordingly, Counsel is unable to opine as to the effect such ruling will have on the unitholders. A unitholder considering the purchase of additional Common Units or a sale of Common Units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling.

   Certain provisions of the Code affect the taxation of certain financial products and securities, including partnership interests by treating a taxpayer as having sold an "appreciated" partnership interest (one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value) if the taxpayer or related persons enter into (1) a short sale,
(2) an offsetting notional principal contract or (3) a futures or forward contract with respect to the same or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters in transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

 Allocations Between Transferors and Transferees

   In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of Common Units owned by each of them as of the opening of the principal national securities exchange on which the Common Units are then traded on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring Common Units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

   The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of Common Units. If this method is not allowed under the Treasury Regulations (or only applies to transfers of less than all of the unitholder's interest), our taxable income or losses might be reallocated among the unitholders. We are authorized to revise its method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted under future Treasury Regulations.

   A unitholder who owns Common Units at any time during a quarter and who disposes of such Common Units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of Partnership income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

 Section 754 Election

   We have made the election permitted by Section 754 of the Code. The election is irrevocable without the consent of the IRS. The election generally permits us to adjust a Common Unit purchaser's tax basis in our assets ("inside basis") pursuant to Section 743(b) of the Code to reflect his purchase price. The
Section 743(b) adjustment belongs to the purchaser and not to other partners. (For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in such assets ("common basis") and (2) his Section 743(b) adjustment to that basis.)

   Proposed Treasury Regulations promulgated under Section 743 of the Code would require, if adopted in their current form, if the remedial allocation method is adopted (which we have done), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Nevertheless, the proposed regulations under Section 197 indicate that the
Section 743(b) adjustment attributable to an amortizable Section 197 intangible should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the Common Unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Although the proposed regulations under Section 743 will likely eliminate many of the apparent inconsistencies if finalized in their current form, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment may differ from the methods and useful lives generally used to depreciate the basis in such properties. Pursuant to our Partnership Agreement, we are authorized to adopt a convention to preserve the uniformity of Common Units even if such convention is not consistent with certain Treasury Regulations. See "--Tax Treatment of Operations--Uniformity of Common Units."

   Although Counsel is unable to opine as to the validity of such an approach, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Basis of such property, or treat that portion as non-amortizable to the extent attributable to property the Basis of which is not amortizable. This method is consistent with the proposed regulations under
Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) (which is not expected to directly apply to a material portion of our assets) and Proposed Treasury Regulation Section 1.197-2(g)(3). To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Regulations and legislative history. If we determine that such position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring Common Units in the same month would receive depreciation or amortization, whether attributable to Basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain unitholders. See "--Tax Treatment of Operations-- Uniformity of Common Units."

   The allocation of the Section 743(b) adjustment must be made in accordance with the Code. The IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by us to goodwill which, as an intangible asset, would be amortizable over a longer period of time than our tangible assets.

   A Section 754 election is advantageous if the transferee's tax basis in his Common Units is higher than such Common Units' share of the aggregate tax basis of our assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in such Common Units is lower than such Common Unit's share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the Common Units may be affected either favorably or adversely by the election.

   The calculations involved in the Section 754 election are complex and will be made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If such permission is granted, a subsequent purchaser of Common Units may be allocated more income than he would have been allocated had the election not been revoked.

 Notification Requirements

   A unitholder who sells or exchanges Common Units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferee of a Common Unit will be required to furnish a statement to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the Common Unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

 Constructive Termination

   We will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination will result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending July 31 (or other than a calendar year ending December 31 if we are required to change our taxable year to a calendar year), the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. New tax elections required to be made by us, including a new election under Section 754 of the Code, must be made subsequent to a termination, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

 State, Local and Other Tax Considerations

   In addition to federal income taxes, unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently conduct business in 45 states. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, we have no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See "--Tax Treatment of Unitholders--Entity-Level Collections." Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

   It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

                                USE OF PROCEEDS

   Unless otherwise specified in a related prospectus supplement, the net proceeds received by us from the sale of the Securities will be used for general business purposes, including debt repayment, the financing of future acquisitions, capital expenditures and working capital.

                              PLAN OF DISTRIBUTION

   We may sell the Securities directly, through agents, or to or through underwriters or dealers (possibly including our affiliates). The prospectus supplement contains the specific information about the terms of the Securities offering, including:

  . the names of any underwriters, dealers or agents;

  . the offering price;

  . underwriting discounts;

  . sales agents' commissions;

  . other forms of underwriter or agent compensation;

  . discounts, concessions or commissions that underwriters may pass on to other dealers; and

  .any exchange on which the Securities are listed.

   We may change the offering price, underwriter discounts or concessions, or the price to dealers when necessary. Discounts or commissions received by underwriters or agents and any profits on the resale of Securities by them may constitute underwriting discounts and commissions under the Securities Act of 1933.

   Unless we state otherwise in the prospectus supplement, underwriters will need to meet certain requirements before purchasing Securities. Underwriters will be required to purchase all of the Securities offered if any are purchased. Agents will act on a "best efforts" basis during their appointment. We will also state the net proceeds from the sale in the prospectus supplement.

   Any brokers or dealers that participate in the distribution of the Securities may be "underwriters" within the meaning of the Securities Act of 1933 for such sales. Profits, commissions, discounts or concessions received by any such broker or dealer may be underwriting discounts and commissions under the Securities Act of 1933.

   When necessary, we may fix Securities distribution using changeable, fixed prices, market prices at the time of sale, prices related to market prices, or negotiated prices.

   We may agree to indemnify underwriters, dealers or agents who participate in the distribution of the Securities against certain liabilities including liabilities under the Securities Act of 1933. We may also reimburse underwriters, dealers or agents for payments they are required to make in connection with the offering, or we may make such payments directly. Underwriters, dealers and agents, and their affiliates may conduct business with us and our affiliates in the ordinary course of their business.

                                 LEGAL MATTERS

   Unless otherwise indicated in the applicable prospectus supplement, certain legal matters relating to the Securities being offered will be passed upon for us by Andrews & Kurth L.L.P. If certain legal matters in connection with an offering of Securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement relating to that offering.

                                    EXPERTS

   The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from Ferrellgas Partners, L.P. Annual Report on Form 10-K for the year ended July 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   The consolidated balance sheet of Ferrellgas, Inc. and Subsidiaries as of July 31, 1998, filed as an exhibit to the registration statement of which this prospectus is a part, has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                               [Ferrellgas Logo]